2/16

07027450

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME NTT Urban Development Co.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
OCT 23 2007
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34835 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 10/22/07

Moving Higher:

FLOOR by FLOOR

NTT Urban Development Co.

ANNUAL REPORT 2007

For the year ended March 31, 2007



Growth Driven by Large-Scale Development Projects

NTT Urban Development Corporation's history and future growth can be equated to the construction of a building comprising three floors. For the first floor, the Company worked to establish a foundation for its Leasing business through the development of business sites and idle assets transferred from Nippon Telegraph and Telephone Corporation ("NTT"). For the second floor, NTT Urban Development expanded its business throughout Japan on the momentum of its 1999 merger with the NTT Group's five other real estate companies. In 2001, the Company commenced its Residential Property Sales business, and in 2006, achieved a large-scale development project with the opening of Akihabara UDX. Currently for the third floor, the Company is participating in the Otemachi 1-Chome Urban Area Redevelopment Project Type 1, as well as the Kyoto Project (tentative name). In addition, NTT Urban Development has been selected as one of the developers for the Osaka Station North District Advance Development Blocks A, B, C Redevelopment Projects. Through this aggressive undertaking of large-scale real estate development projects, the Company has accumulated related know-how and expertise—this is the NTT Urban Development way of achieving growth.



(Total floor area, m²)
Development Projects in the Leasing Business
Office Buildings
Commercial Facilities
Housing
Total number of development projects
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997

Composition of Net Sales in Fiscal 2007

(Years ended March 31)


Others
13.5 Billion
Residential Property
Sales Business
32.6 Billion
Total
128.2
Billion
Leasing Business
85.3 Billion

*Segment figures include inter-segment transactions and transfers.




90
80
70
60
50
40
30
20
10
0
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
(Years ended March 31)

Contents

Cautionary Note with regard to Forward-Looking Statements

Certain of the statements made in this annual report are forward-looking statements, which involve certain risks and uncertainties that could cause actual results to differ materially from those projected Readers are cautioned not to place undue reliance on these forward-looking statements, which are valid only as of the date thereof NTT Urban Development undertakes no obligation to republish revised forward-looking statements to reflect events or circumstances after the date thereof or to reflect the occurrence of unanticipated events.

Since its inception in 1986 as the sole comprehensive real estate company within the NTT Group, NTT Urban Development has continued to create comfortable office and urban spaces across Japan, with a particular focus on Tokyo's Otemachi district.

NTT Urban Development aims to create new corporate value and is working to achieve sustainable growth over the long term. To this end, NTT Urban Development is broadening its earnings base by bolstering its Leasing business, as well as boosting its Residential Property Sales business by offering its mainstay *Wellith* brand of quality residences.

NTT Urban Development will aggressively participate in large-scale projects, undertake independent projects, enter the field of commercial facility development and expand the scope of its property management operations, as well as furthering its fee-based business through the utilization of real estate funds. Through the development of these activities, NTT Urban Development is transforming into an optimally balanced comprehensive real estate company boasting a superior business portfolio.

Financial Highlights

	Millions of yen			% Change	Thousands of U.S. dollars *4
	2005	2006	**2007**	2007 / 2006	**2007**
Fiscal year data:					
Net sales	¥96,188	¥110,833	**¥128,215**	15.7%	**$1,086,113**
Operating income	17,335	21,716	**25,091**	15.5	**212,549**
Net income	7,182	11,401	**12,995**	14.0	**110,086**
Investment*1	26,070	54,622	**48,595**	(11.0)	**411,652**
Depreciation and amortization	23,865	23,828	**23,657**	(0.7)	**200,402**
Free cash flow*2	(3,240)	(22,913)	**(38,072)**	—	—
As of March 31:					
Total assets	480,228	543,792	**581,848**	7.0	**4,928,832**
Property and equipment	396,445	410,777	**434,753**	5.8	**3,682,790**
Total net assets	109,009	115,696	**125,169**	8.2	**1,060,308**
Interest-bearing debt	231,784	268,942	**293,069**	9.0	**2,482,591**
Key financial indicators:					
Net operating income (NOI) (Non-consolidated basis)	45,887	47,237	**50,387**	6.7	**426,828**
Return on equity (ROE) (%)	9.2	10.1	**10.8**	6.9	—
Debt-equity ratio (times)	2.1	2.3	**2.3**	—	—
Equity ratio (%)	22.7	21.3	**21.5**	0.9	—
Pay out ratio (%)	42.3	29.1	**25.3**	(13.1)	—
Dividends on equity (DOE) (%)	3.0	2.9	**2.7**	(6.9)	—
Per-share data:			Yen		U.S. dollars
Net assets	165,607	175,766	**38,008*3**	—	**321.96**
Net income	12,272	17,201	**3,949*3**	—	**33.44**

*1. Includes capital investment and investments in securities

*2. Free cash flow = Cash flows from operating activities + Cash flows from investing activities

*3. Per share data for net assets and net income in fiscal 2007 is calculated based on the number of issued and outstanding shares after a five-to-one stock split executed on January 1, 2007, which brought the total to 3,291,200 shares. Per share data for previous fiscal years have not been adjusted to reflect the stock split.

*4 The dollar amounts represent the arithmetical results of translating yen to dollars using the exchange rate prevailing on March 31, 2007, which was ¥118.05 to US$1.00. Such dollar amounts are solely for the convenience of readers outside Japan and are not intended to imply that the yen amounts have been, or could be, readily converted, realized or settled in dollars at that rate or any other rate of exchange.

Net sales: ¥110.8 Billion --> ¥128.2 Billion

NOI: ¥47.2 Billion --> ¥50.3 Billion

Net Sales
(Millions of yen)


150,000
120,000
90,000
60,000
30,000
0
128,215
2003 2004 2005 2006 2007
(Years ended March 31)

Operating Income
(Millions of yen)


30,000
25,000
20,000
15,000
10,000
5,000
0
25,091
2003 2004 2005 2006 2007
(Years ended March 31)

Net Income
(Millions of yen)


15,000
12,000
9,000
6,000
3,000
0
12,995
2003 2004 2005 2006 2007
(Years ended March 31)

Interest-Bearing Debt
(Millions of yen)
Debt-Equity Ratio
(Times)


5.8 5.8
2.3 2.3
2.1
293,069
300,000
200,000
100,000
0
2003 2004 2005 2006 2007
(At March 31)
Interest-bearing debt
D/E ratio (Times)

Investment
(Millions of yen)


60,000
50,000
40,000
30,000
20,000
10,000
0
48,595
2003 2004 2005 2006 2007
(Years ended March 31)

NOI
(Non-consolidated Basis)
(Millions of yen)


60,000
50,000
40,000
30,000
20,000
10,000
0
50,387
2003 2004 2005 2006 2007
(Years ended March 31)

ROE
(%)


20
15
10
5
0
10.8
2003 2004 2005 2006 2007
(Years ended March 31)

Equity Ratio
(%)


25
20
15
10
5
0
21.5
2003 2004 2005 2006 2007
(At March 31)

*Includes capital investment and investments in securities

"We are boosting our growth through urban development inspired by our thorough expertise."



As the newly appointed President and Chief Executive Officer of NTT Urban Development Corporation, it is both my honor and responsibility to lead the Company forward and to fulfill the expectations of stakeholders.

Operating as the sole comprehensive real estate company in the NTT Group, our overriding goal is to create spaces that provide the ideal balance between people, living places, and the environment. Guided by this underlying philosophy and our corporate slogan, "We create harmony," our mission is to continue providing comfortable environments and to help realize a sustainable society.

To this end, the Company will place greater emphasis on promoting its growth strategies. Adopting an increasingly flexible and innovative approach to every facet of our business activities, we will pursue further growth through the creation of appealing urban environments.

As we move forward in our quest to achieve the very best in each of the areas of people, living places, and the environment, we ask for the continued support and understanding of shareholders, investors and all stakeholders.

Record Operating Performance

In fiscal 2007, ended March 31, 2007, NTT Urban Development enjoyed favorable conditions in its overall business environment. Buoyed by robust results in each of its leasing and residential property sales businesses, the Company posted a record performance for the second consecutive fiscal year.

Backed by a bullish office building market, revenues benefited from upward revisions in rents at existing buildings. Revenues and earnings from new buildings also had a positive impact. As a result, sales in the Leasing segment improved 10.1% compared with the previous fiscal year to ¥85,312 million, and operating income expanded 17.3% year on year to ¥23,184 million.

In the Residential Property Sales segment, the number of residences sold under the *Wellith* brand increased in the fiscal year under review. NTT Urban Development also engaged in the sale of land. Accounting for these factors, segment sales climbed 38.8% compared with the previous fiscal year to ¥32,680 million, while operating income rose 16.1% year on year to ¥5,228 million.

Despite an increase in contract construction revenues from tenants, results in the Others segment were buffeted by the liquidation of a consolidated subsidiary. As a result, segment sales declined 3.1% compared with the previous fiscal year to ¥13,524 million. Operating income fell 5.0% year on year to ¥951 million.

Taking into account the Company's performance in each of its business activities, net sales in fiscal 2007 totaled ¥128,215 million, up 15.7%, compared with the previous fiscal year. Operating income grew 15.5% to ¥25,091 million and net income expanded 14.0% to ¥12,995 million. These results marked historic highs in each category.

Operating Environment Overview and Medium- and Long-Term Management Strategies

Along with an overall upswing in the Japanese economy, conditions in the national real estate market remained robust throughout fiscal 2007. As an indicator of these conditions, national average land prices rose for the first time in 16 years during this period.

In the rental office building market, focusing primarily on central Tokyo, demand for office space continued to rise and contributed to further improvements in occupancy rates. Despite concerns surrounding an increase in housing loan interest rates and the sharp appreciation in property prices, activity in the Residential Property Sales business is expected to remain firm on the back of demand from second-generation baby boomers.

Under these circumstances the NTT Urban Development Group worked diligently to achieve the performance targets set in Change & Proceed to 2007 (C&P07), the Company's three-year medium-term management plan announced in May 2005. While scheduled to conclude in the fiscal year ending March 31, 2008, we surpassed by substantial margins all numerical targets a full fiscal year in advance. Looking ahead, we will proactively develop prime properties with the aim of expanding our revenue generation base for the Leasing segment. At the same time, we will nurture the Residential Property Sales segment into a full-fledged driver for future growth and more aggressively undertake the development of commercial facilities, property management and fee-based businesses that utilize our expertise in real estate funds.

Actively Promoting the Development Business

NTT Urban Development plans to drive ongoing growth by maintaining a steady flow of large-scale real estate development projects. Completed in January 2006, Akihabara UDX has provided the Group with significant experience, expertise and confidence. In similar fashion, we intend to acquire properties from outside the NTT Group and pursue large-scale development opportunities that utilize real estate securitization schemes.

In April 2007, construction commenced on first-phase development of the Otemachi 1-Chome Urban Area Redevelopment Project Type 1. This urban renaissance project employs the linked urban revitalization process (step-by-step redevelopment), an innovative method for completing major redevelopments in mature urban areas. As a part of the development, new buildings will be constructed using joint government building sites to redevelop the area as an international business center. Not only a major project in its own right, this development is positioned by the Company as a steppingstone to a new stage of increased growth. The Otemachi district has been a core area for NTT Urban Development since the Company's establishment, and is home to such landmark buildings as the Urbannet Otemachi Building and Otemachi First Square. We plan to remain actively involved in redevelopment projects in the area.

We acquired the aforementioned development site in Shijyo Karasuma, Kyoto, a central crossroad for business and commerce, in April 2006. Among a host of development proposals, we hope to put forward entirely new concepts in urban space development. With our successful bids to develop the A, B and C blocks of a plot near Osaka Station, our participation in this redevelopment project provides an opportunity for us to consider detailed development proposals in conjunction with project partners. Scheduled for completion in 2011, this redevelopment is expected to re-energize the local area. Through these means, NTT Urban Development is



Wellith City Oomori Tower

securing a firm foothold in the real estate leasing market. Extending beyond the boundaries of metropolitan Tokyo, the Company is also strengthening its presence in western Japan and other areas. Furthermore, we are actively engaging in the acquisition of existing buildings.

Turning to the rental office building market, NTT Urban Development is bolstering its marketing activities to acquire tenants in the leasing field while at the same time ensuring that rental rates reflect market conditions. Furthermore, we are increasing the amount of rentable floor space through a variety of initiatives including subleasing in an effort to fortify our leasing business base and to continuously generate increased revenues and earnings.

NTT Urban Development is working to secure additional growth in the residential property sales business. In addition to the sale of residential properties, we are pursuing a variety of diverse business methods including the sale of a whole residential building to investment funds. Recognizing the importance of land procurement in the promotion of our residential property sales business, we are making solid progress in this regard. In order to reinforce the *Wellith* brand, we are also reemphasizing strict selection criteria in site location and product planning, and are working diligently to address the increasingly diverse needs of our customers and the growing trend toward permanent dwellings.

In order to further expand our business, we are aggressively promoting real estate solutions to NTT Group companies. This includes the effective use of the Group's existing corporate housing sites and telecom-



munications stations.

In March 2006, NTT Urban Development commenced fund operations after structuring its first private-placement real estate fund, the NU-1 Fund. In March 2007, the Company established new funds for investing in existing corporate housing sites acquired from Nippon Telegraph and Telephone West Corporation (NTT WEST). By utilizing these sites acquired from the NTT Group, we plan to expand our development and fund businesses. Leveraging development-oriented securitization methods and the proactive structuring of new funds, NTT Urban Development is increasing its involvement in asset management, which focuses on the optimization of portfolio assets within each fund, and property management. These methods afford opportunities for us to shore up revenues through fee-based businesses.

Achieving Further Increases in Corporate Value

From the time the Company's shares were listed publicly in November 2004, NTT Urban Development has consistently exhibited steady growth. At the same time, the speed at which we make management decisions has increased and executives and employees alike remain focused on accelerating the pace of business growth. As part of our aim to enhance corporate value, the acceleration of management and decision making are essential elements in our human resource management.

NTT Urban Development's basic policy on the distribution of profits is to maintain a stable level of dividends over the long term. To ensure the long-term growth of our real estate operations, we will distribute profits to investors while maintaining adequate internal reserves to contribute to ongoing increases in our corporate value. We will use these internal reserves to invest in quality properties for future development, which in turn will raise corporate value even further.

Corporate Governance and CSR

In addition to our pursuit of profits as a company, we recognize that our social responsibilities include respecting all laws and regulations, contributing to shareholders, business partners and regional communities, and considering the environment. We believe proper corporate governance plays a vital role in helping to satisfy these responsibilities, responding to changes in the management environment and bolstering corporate value.

Working to raise the level of our corporate social responsibility (CSR) activities and to set up a comprehensive CSR structure, we established the CSR Promotion Office and CSR Committee. Later in July 2006, we also formulated the NTT Urban Development CSR Basic Policy in an effort to re-emphasize the importance of CSR management, raise the level of awareness throughout the organization as a whole and to accelerate implementation of CSR initiatives. Looking ahead, we will continue to advance realistic CSR activities while maximizing synergy effects with our business operations. In order to fulfill our CSR, we will provide greenery on rooftops and wall areas, aggressively conserve energy and reduce waste as well as implement a variety of other initiatives.

As it continues expanding its business, the NTT Urban Development Group will work in unison to remain worthy of the trust of shareholders, customers, tenants, employees and other stakeholders.



Masaki Mitsumura
President and Chief Executive Officer
August 2007



Moving Higher: Floor by Floor

1st Floor ~1999

Forming a Business Foundation through the Development of Real Estate Properties Transferred from NTT

NTT Urban Development was established in January 1986 as a wholly owned subsidiary of NTT. Tasked with the effective utilization of real estate properties owned by NTT, the Company worked to build a business foundation during this period. Specifically, leveraging development expertise accumulated since the time of NTT's predecessor, Nippon Telegraph and Telephone Public Corporation, NTT Urban Development has engaged in the construction of office buildings and commercial and residential facilities on properties transferred from NTT. These properties included eight low-book-value lots in Tokyo as well as former NTT business sites and idle properties situated in other prime locations.

Following the completion of its first project, the Urbannet Kojimachi Building in 1987 after the Company's inception, NTT Urban Development undertook a number of large-scale office building development projects in Tokyo's Otemachi district. These projects included the Urbannet Otemachi Building, the Company's flagship building, and the Otemachi First Square, for which the West Tower was completed in 1992 and the East Tower in 1997. Given this high concentration of development projects, the Otemachi district has long been the Company's core area. Spreading to other areas, in 1996 NTT Urban Development completed Tokyo Opera City, which houses theater complexes and commercial facilities. Developing an attractive urban environment of this scale was an invaluable experience, contributing to growth as a comprehensive real estate company. The first stage of NTT Urban Development's history was devoted to laying the groundwork for its leasing business as its mainstay operation, currently accounting for approximately 70% of consolidated net sales. During the period from the Company's inception to March 1999, NTT Urban Development undertook an aggregate total of 70 development projects for a total floor space of approximately 1,500,000 m^2.





2nd Floor ~2006

Launch of the Residential Property Sales Business and Expansion of the Leasing Business

In April 1999, NTT Urban Development amalgamated with the NTT Group's five other real estate companies, which were established under the same mandate as the Company's, creating a nationwide real estate powerhouse.

Beginning with this strategic merger, the second stage marked the launch of the Residential Property Sales business. As almost all development projects on land transferred from NTT had been successfully completed around this time, the management resources used in these completed projects were re-channeled into the Residential Property Sales business, which commenced operations from 2001, positioned as the Company's new growth driver. As the sole comprehensive real estate company providing consulting services to NTT Group companies, we are steadily expanding the scale of our business. Our success to date is largely due to the privileged access NTT Urban Development has to excellent real estate properties owned by the NTT Group. NTT Urban Development is pushing the Residential Property Sales business forward by leveraging diverse development methods, which include the reuse of NTT's corporate housing sites, land property procurement in the real estate market and joint development projects conducted with other developers. NTT Urban Development also launched the *Wellith* brand as our core product, basing it on a new vision of high-quality condominiums. The *Wellith* brand focuses on six key concepts: "residences for life," "creating comfortable living spaces," "customizing individual environments," "offering advanced information technology," "ensuring safety and security" and "providing reliable management." The development of the brand is in line with the Company's corporate slogan, "We create harmony," which expresses our paramount objective of creating spaces that provide the ideal balance between people, living places and the environment.

The Company has also undertaken many development projects in its Leasing business. NTT Urban Development completed the Urbannet Fushimi Building in 2003, taking advantage of beneficial tax treatment through asset exchange. Also in 2003, NTT Urban Development completed the Urbannet Kayaba-Kabuto Building and Urbannet Hakata Building, effectively applying measures in long-term land leasing. The projects using land transferred from NTT were the Urbannet Sapporo Building and the Urbannet Nagoya Building, completed in October 2004 and September 2005, respectively. In March 2006, NTT Urban Development celebrated the grand opening of Akihabara UDX. The funds required for this large-scale development were procured through a real estate securitization scheme, and the land was acquired from the Tokyo metropolitan government through a public bidding.



Photo Koji Okumura

Akihabara UDX



Urbannet Nagoya Building



Grand Wellith Tetsugakudo Koen



The Suwayama Residence

3rd Floor

2007

Third Stage Aggressive Real Estate Development for Further Growth

Returning to our analogy of a building with three floors, NTT Urban Development regards the successfully completed projects of the first and second floors as steppingstones toward further ground and completion of the third floor. To that end, NTT Urban Development is aggressively investing in development projects, placing particular focus on two projects scheduled for completion in 2009. These developments symbolize a renewed NTT Urban Development.

The first of the two developments is the Kyoto Project (tentative name) in Kyoto. NTT Urban Development independently acquired the land in April 2006 for ¥11.4 billion. Leveraging the area's outstanding location as a central crossroad for business and commerce, our plan is to propose the creation of a new urban environment in a complex of office buildings and commercial facilities. In line with its principle of creating harmony between people, living places and the environment, NTT Urban Development will also employ its expertise to design a cityscape that successfully upholds the traditions and history of the city and conveys a spirit of innovation for the future. The Company will direct extra attention to harmonizing the structural design with Kyoto's distinctive seasonal expressions and to achieving the comfort afforded by urban environments. The commercial facilities will house primarily fashion centered tenants that offer carefully selected, authentic items, providing a uniform sense of "sophisticated fashion" throughout the venue. As the symbol of a new Kyoto, the Kyoto Project (tentative name) will serve as an urban space dedicated to adults living in Kyoto today and tomorrow.

The second development is the Otemachi 1 Chome Urban Area Redevelopment Project Type 1, which is currently in its first phase. NTT Urban Development commenced the first phase of the project in April 2007 and plans to complete the construction of a multipurpose building complex by March 2009. Situated at the former Government Office Sites 1 and 2, the complex will house office buildings, international conference centers and commercial facilities. Upon completion of construction, applicable landholders will move into the finished building, marking the close of the first phase. For this project, NTT Urban Development is utilizing the linked urban revitalization process (step by step redevelopment) with the aim of revitalizing the international competitiveness of this important business hub. The linked urban revitalization process is an innovative approach for undergoing major redevelopments in mature urban areas, with renovations and redevelopments conducted strategically and sequentially with no interruption or stoppage of business activities within the area. The project is drawing industry wide attention as a pioneering redevelopment model utilizing this leading edge method. After applicable landholders have moved, the land vacated by the landholders will then be used for subsequent phases of redevelopment.

With the aim of effectively facilitating these site switchovers over the course of the project, NTT Urban Development has established Otemachi Kaihatsu, Ltd., a special purpose company that functions as the main landholder for the project. The Company is planning to invest approximately ¥30 billion for buildings and structures as a corporate partner in the first phase of the project. The Otemachi district has been a core area for NTT Urban Development since the Company's inception, and the Company aims to remain actively involved in redevelopment projects in this vicinity.

In addition to these major projects, NTT Urban Development has been selected as one of the developers for the Osaka Station North District Advance Development Blocks A, B, C Redevelopment Projects. NTT Urban Development is also aggressively acquiring older buildings to use as seed lots for future redevelopment projects. Looking ahead, the Company will step up efforts to further expand its real estate development business.



Otemachi 1-Chome Urban Area Redevelopment Project Type 1



Osaka Station North District Advance Development Blocks A, B, C Redevelopment Projects

Urban Development Inspired by Our Expertise

NTT Urban Development pursues its paramount objective of creating harmony between people, living places and the environment, expressed in its corporate slogan, "We create harmony." People create living places, living places stimulate and energize people, and the environment rejuvenates people and provides cityscapes with their backdrop. When these components of the urban setting are harmoniously brought together, NTT Urban Development believes that its mission of creating ideal urban spaces and environments is complete.

Basing operations and activities on our corporate slogan, we observe and fully appreciate how times change. Leveraging our versatile development philosophy, superior construction standards, and IT infrastructure and other leading-edge technologies, we are committed to creating urban spaces that help people lead comfortable lives.

At the same time, we acknowledge the importance of historical continuity, and place particular emphasis on preserving urban histories while proposing new lifestyles built upon traditional values, such as the Japanese approach to co-existence with nature.

We believe in our ability to create harmony between people, living places and the environment through a positive cycle, where we pass on a city's history to its inhabitants, and incorporate their feedback into our business operations.



Otemachi:

Our Home Ground

The Aging Otemachi District

The Otemachi district is home to a host of major corporations in numerous sectors including finance, information and communications, and mass media. With a high concentration of corporate headquarters, the district has served as a central power train for the Japanese economy's miraculous advancement. The tracks, however, are becoming worn out from a long period of nonstop operations, as buildings in the district have started to show signs of aging. These circumstances have increased calls for reinvigorating the district's urban functions and facilitating more advanced utilization of land. However, due to the scope of business conducted by such large corporate entities—continuous operations around the clock—redevelopment of buildings that accompany their temporary relocation have presented significant difficulties. As a result, the redevelopment of the district has stagnated, and today over 70% of the buildings in the district are at least 30 years old.

Solution: The Linked Urban Revitalization Method (Step-by-Step Redevelopment)

As a solution to the challenges posed by the Otemachi district, governmental bodies and


Our
Next
Floors

Kyoto:

Our Sublime Location



relevant landholders devised and promoted the mixed urban revitalization method. The method uses the district's former Government Office Sites 1 and 2 as seed lots.

The redevelopment project will employ a kind of land re-plotting scheme generally used in land readjustment projects. Different properties are used interchangeably as seed lots to relocate the landholders. Consequently, the entire district can be renovated strategically and sequentially without interfering with normal business operations or causing any substantial downtime.

Through the execution of this project and applying this innovative method, NTT Urban Development is participating in the pivotal business of revitalizing the Otemachi district into an internationally competitive business hub.



Features of the Project and Facilities

The ultimate goal of the redevelopment project is to create attractive urban spaces that offer a diversity of settings for various urban activities. To this end, in addition to redeveloping a new international exchange hub and urban infrastructure, NTT Urban Development will carefully consider how to incorporate into project development the needs of the environment, office workers and visitors in general.

First Phase of the Otemachi 1-Chome Urban Area Redevelopment Project Type 1



Reestablishment of International Exchange Hub

- Remapping international conference centers
- Creating synergistic effects of organized information centers

Redevelopment of Urban Infrastructure

- Constructing a network of ground-level and underground walkways

Consideration for the Environment

- Building centralized air-conditioning facilities for redevelopment zones, reducing energy consumption by utilizing intermediary water supply, etc.
- Improving urban air quality through the promotion of rooftop gardens and wall-surface greenery

Collaboration with Neighboring Districts

- Contributing to the revitalization of peripheral districts through district-specific collaborative efforts

Kyoto Project (tentative name)

This project is being undertaken in the Shijo Karasuma area, Kyoto's central crossroad for business and commerce. Along with the restructuring of the banking industry in the area, signs are emerging of a buildup of new building complexes and spaces that attract commercial facilities and retail stores, hotel operators, high-end brand shops as well as significant attention from the general public.

Optimal Balance between Historic Features and New Creation

In this trendy area of Kyoto, a city world-renowned for its historical sites, NTT Urban Development will take on the challenge of optimally balancing the two contrasting themes of preservation and revitalization. New buildings will be designed with a strong emphasis on maintaining the city's historical character while simultaneously projecting a new image of Kyoto.

Distinctive Seasonal Expressions, Traditions and Urban Comfort

Historically, Kyoto residents are said to appreciate the distinctive traits of each season and the blessings of nature. Throughout the Kyoto Project (tentative name), NTT Urban Development will create a harmonious urban atmosphere by drawing from traditional knowledge and ingenuity while applying leading-edge technologies to minimize the environmental burden of the project.

High-Tech Offices and Commercial Facilities for Sophisticated Adults

Planned building complexes will house both high-tech offices and commercial facilities. The offices will provide the latest infrastructure for security, information and communications, and air-conditioning technologies. This mix of business and commerce should create a stimulating atmosphere for Kyoto's residents. Setting the stage for fashionable, artistic and cultural experiences, NTT Urban Development is proposing such new concepts as "playgrounds for adults with sophisticated tastes" and "structural elegance."

Overview of Operations and Performance in Fiscal 2007

In fiscal 2007, the year ended March 31, 2007, the Japanese economy continued on a path of moderate growth, driven by robust capital investments in the corporate sector boosted by increased corporate revenues, improved employment conditions and stable personal consumption.

The rental office building market benefited from these overall economic conditions, as prosperity in the corporate sector elevated demand for offices. Demand was particularly high in central Tokyo, with vacant offices rarely found in high-grade large-scale buildings. Also reflecting these favorable conditions in the market, average rent levels are showing a steady upward trend.

Conditions in the condominium sales market were also positive, supported by steady demand primarily from second-generation baby boomers and older generations. Meanwhile, condominium sales prices are on the way up, due mainly to the appreciation of land values in general. With these rising prices, condominium seekers are becoming more selective in their purchasing habits, thoroughly researching potential locations and product plans.

In March 2007, the Ministry of Land, Infrastructure and Transport made an official announcement of national average land prices. According to the announcement, fiscal 2007 marked the first year in 16 years that national average land prices increased for both commercial and residential land. The Ministry attributed the higher land values to healthy demand for office and residential properties. On the other side of the coin, however, land prices are persistently declining in over half of those areas across the country where the Ministry conducted appraisals. These trends indicate that land prices are bipolarized between large metropolitan cities and rural regions.

In this business environment, NTT Urban Development accelerated its sales performance by way of rent revisions for buildings already in operation, along with the implementation of various other initiatives. As a result of these efforts, the Company posted net sales of ¥128,215 million for fiscal 2007, a year-on-year increase of ¥17,382 million. Operating income totaled ¥25,091 million, an improvement of ¥3,374 million over the previous fiscal year. Recurring income increased ¥4,591 million to ¥22,938 million, and net income climbed ¥1,594 million to ¥12,995 million. Each of these results marks record highs for NTT Urban Development.

Leasing Business

The Leasing business prospered in terms of both revenues and profits in fiscal 2007. Subleasing operations conducted for Akihabara UDX (Chiyoda Ward, Tokyo) contributed significantly to increased revenues and profits, while the contribution from the first full-year of operation of the Urbannet Nagoya Building (Nagoya City) improved the Company's revenues. In addition to contributions from these new buildings, we took advantage of the strong office building market and augmented revenues and profits by effectively executing rent revisions for existing buildings in our portfolio. Accordingly, net sales in the Leasing segment increased ¥7,823 million from the previous fiscal year to ¥85,312 million, while operating income rose ¥3,411 million to ¥23,184 million.

Laying steppingstones toward further growth, we are acquiring older buildings throughout the country with an eye to pursue future redevelopment projects. The purchase of land and buildings in Kyoto's Shijo Karasuma area, a central crossroad of business and commerce, in April 2006 is one such example. We also acquired additional equity in the UD Midosuji Building* (Osaka City) and purchased property in the building's adjacent areas.

NTT Urban Development uses net operating income, or NOI**, as an important indicator of the value of leased buildings. During fiscal 2007, NOI grew steadily to ¥50,387 million, a year-on-year increase of ¥3,150 million.

* The UD Kanematsu Building was renamed the UD Midosuji Building as of December 1, 2006.

** NOI = Property rental income – Property rental costs + Depreciation expenses (including prepaid long-term expenses)

Sales
(Millions of yen)


100,000
75,000
50,000
25,000
0
85,312
2003 2004 2005 2006 2007
(Years ended March 31)

Operating Income
(Millions of yen)


30,000
22,500
15,000
7,500
0
23,184
2003 2004 2005 2006 2007
(Years ended March 31)

Rentable Space
(m^2)


1,200,000
900,000
60,000
30,000
0
1,069,317
2003 2004 2005 2006 2007
(At March 31)

Vacancy Rates
(%)


12
9
6
3
0
2.1
0.9
2003 2004 2005 2006 2007
(At March 31)
Five wards of central Tokyo (NTT Urban Development)
Nationwide (NTT Urban Development)

NOI on Principal Buildings

Building		Primary use	Fiscal 2006	**Fiscal 2007**
			Millions of yen	
Urbannet Otemachi Building	Chiyoda-ku, Tokyo	Office	5,087	**5,507**
Otemachi First Square	Chiyoda-ku, Tokyo	Office	4,739	**4,508**
NTT Makuhari Building	Mihama-ku, Chiba	Office	2,007	**2,220**
Granpark Tower	Minato-ku, Tokyo	Office	4,075	**4,051**
Seavans N Building	Minato-ku, Tokyo	Office	2,521	**2,644**
Tokyo Opera City	Shinjuku-ku, Tokyo	Office	1,522	**1,676**
Urbannet Ikebukuro Building	Toshima-ku, Tokyo	Office	977	**1,054**
Urbannet Oroshi-machi Building	Wakabayashi-ku, Sendai	Office	462	**487**
Nagoya Mitsukoshi OS Center	Kita-ku, Nagoya	Other	392	**388**
Urbannet CS Building	Naka-ku, Nagoya	Office	327	**349**
Urbannet Shizuoka Building	Shizuoka	Office	335	**314**
Urbannet Shizuoka Otemachi Building	Shizuoka	Office	375	**387**
Urbannet Kaminagoya Building	Nishi-ku, Nagoya	Office	86	**107**
Urbannet Fushimi Building	Naka-ku, Nagoya	Office	448	**426**
Urbannet Nagoya Building	Higashi-ku, Nagoya	Office	760	**2,464**
NTT Osaka Chuo Building	Chuo-ku, Osaka	Office	441	**431**
Urban Ace Kitahama Building	Chuo-ku, Osaka	Office	530	**443**
Urban Ace Higobashi Building	Nishi-ku, Osaka	Office	344	**336**
Urban Ace Sannomiya Building	Chuo-ku, Kobe	Office	444	**452**
Urban Ace Awaza Building	Nishi-ku, Osaka	Office	465	**416**
Urbannet Honmachi Building	Chuo-ku, Osaka	Office	357	**362**
NTT Cred Motomachi Building	Naka-ku, Hiroshima	Commercial	3,696	**3,849**
NTT Cred Hakushima Building	Naka-ku, Hiroshima	Office	827	**842**
NTT Cred Okayama Building	Okayama	Office	531	**567**
NTT-T Building	Chuo-ku, Fukuoka	Commercial	2,044	**2,149**
NTT-KF Building	Chuo-ku, Fukuoka	Office	313	**319**
Urbannet Hakata Building	Hakata-ku, Fukuoka	Office	231	**223**
Emuzu Odori Building	Chuo-ku, Sapporo	Office	427	**426**
Emuzu Minami 22-jo Building	Chuo-ku, Sapporo	Office	108	**111**
Urbannet Sapporo Building	Chuo-ku, Sapporo	Office	649	**796**
Other properties, subtotal			11,701	**12,069**
Total			47,237	**50,387**

NOI by Region and Use

<table>
<tr><th rowspan="3">Region</th><th colspan="6">Millions of yen</th></tr>
<tr><th colspan="3">Fiscal 2006</th><th colspan="3">Fiscal 2007</th></tr>
<tr><th>Total</th><th>Office, Commercial</th><th>Residential, Other</th><th>Total</th><th>Office, Commercial</th><th>Residential, Other</th></tr>
<tr><td>Central Tokyo</td><td rowspan="2">28,267</td><td>21,555</td><td rowspan="2">1,735</td><td rowspan="2">29,010</td><td>22,389</td><td rowspan="2">1,102</td></tr>
<tr><td>Other parts of Tokyo and the surrounding area</td><td>4,977</td><td>5,517</td></tr>
<tr><td>Regional cities</td><td>18,969</td><td>16,475</td><td>2,493</td><td>21,377</td><td>18,837</td><td>2,539</td></tr>
<tr><td>Total</td><td>47,237</td><td>43,007</td><td>4,229</td><td>50,387</td><td>46,745</td><td>3,641</td></tr>
</table>

Note: The above-stated regions are defined as:
Central Tokyo: Chiyoda, Chuo, Minato, Shibuya and Shinjuku Wards
Other parts of Tokyo and the surrounding area: Parts of Tokyo other than the five wards mentioned above, as well as Kanagawa, Chiba and Saitama prefectures
Regional cities: Locations other than those indicated above

Residential Property Sales Business

NTT Urban Development generated revenues through the sale of residential units at Wellith Garden Chiba Minato Koen (Chiba City), Wellith Kemigawahama (Chiba City), Tanta Town Albo no Oka (Inagi City) and Wellith Geo Umeda Residence (Osaka City). The Company also sold residential units at Wellith Azabu Mamiana (Minato Ward, Tokyo), Wellith City Omori Tower (Ota Ward, Tokyo), Wellith Geo Senri Satakedai (Suita City, Osaka) and Wellith Livio Hirano (Osaka City). In addition to these residential unit sales targeting individual customers, we undertook the sale of a whole residential building to real estate funds and other parties. As a result of these sales operations, we sold 670 condominiums in fiscal 2007, compared with 566 in the previous fiscal year.

Other sales operations during the period included block sales of building lots in Iruma City, Saitama Prefecture, to single-unit house manufacturers, as well as the bulk sale of land in Tokyo's Ota Ward. These sales operations were executed with due consideration to the characteristics of each property. In total, we sold 232 building lots in fiscal 2007, including three cases of block land sales.

As a result of the aforementioned, net sales in the Residential Property Sales segment totaled ¥32,680 million, up ¥9,136 million from the previous fiscal year. Operating income also increased ¥725 million to ¥5,228 million.

Sales
(Millions of yen)



40,000
30,000
20,000
10,000
0
32,680
2003
2004
2005
2006
2007
(Years ended March 31)

Operating Income
(Millions of yen)



6,000
4,500
3,000
1,500
0
5,228
2003
2004
2005
2006
2007
(Years ended March 31)

Breakdown of Residential Property Sales

Category		Fiscal 2006		**Fiscal 2007**	
		Residences (Units)	Sales (Millions of yen)	**Residences (Units)**	**Sales (Millions of yen)**
Condominiums					
Units transferred	Tokyo region	429	18,422	**469**	**18,167**
	Other regions	137	5,120	201	**7,531**
Completed in inventory		16	—	**22**	—
Building lots					
Units transferred	Tokyo region	—	—	**193**	**4,726**
	Other regions	—	—	39	**2,255**
Completed in inventory		—	—	**4**	—
Residential total					
Units transferred	Tokyo region	429	18,422	**662**	**22,893**
	Other regions	137	5,120	240	**9,786**
Completed in inventory		16	—	**26**	—

Notes: 1. For joint projects, the Company's sales ratio is used to determine the number of units.
2. The condominium units indicated as "completed in inventory" include two from fiscal 2006 and four from fiscal 2007 for which contracts were completed but ownership had not yet been transferred.
3. The building lot units transferred during fiscal 2007 include three building lots collectively worth ¥843 million, and have been disposed of through a block sale of land. In addition, the building lot units indicated as "completed in inventory" include one building lot from fiscal 2007 for which the contract was completed but ownership had not yet been transferred.
4. The "Tokyo region" includes Tokyo, Kanagawa, Chiba, Saitama, Ibaraki, Gunma and Tochigi prefectures.

Other

Despite an increase in contract construction revenues from tenants, performance of the Others segment was negatively impacted by the liquidation of a consolidated subsidiary. As a result, the Others segment posted net sales of ¥13,524 million in the fiscal year under review, a year-on-year decrease of ¥431 million. Operating income totaled ¥951 million, down ¥49 million from the previous fiscal year.

Sales
(Millions of yen)



20,000
15,000
10,000
5,000
0
13,524
2003 2004 2005 2006 2007
(Years ended March 31)

Operating Income
(Millions of yen)



1,200
900
600
300
0
951
2003 2004 2005 2006 2007
(Years ended March 31)

Office Buildings

Providing functional, worker-friendly office spaces that facilitate efficient business operations

The office buildings owned by NTT Urban Development are located in major business centers. Although the Company's establishment in 1986 is relatively recent compared with other major players in the real estate industry, NTT Urban Development has used this to its advantage by installing the most technologically advanced facilities with regards to air-conditioning, security systems, and information and communications infrastructure. Such modern features underlie NTT Urban Development's ability to offer functional, worker-friendly office spaces.



Urbannet Otemachi Building

- Location Chiyoda-ku, Tokyo
- Footprint 9,361 m²
- Floor space 120,536 m²
- Size 22 floors above ground, five below
- Completed June 1990
- Awards Illuminating Engineering Institute of Japan award for outstanding lighting
  25th Japan Sign Design Association (SDA) Award
  '91 Japanese Society of Commercial Space Designers merit award
  33rd Building Contractors Society (BCS) Award



Otemachi First Square

- Location Chiyoda-ku, Tokyo
- Footprint 6,267 m² (Portion owned by NTT Urban Development)
- Floor space 79,471 m² (Portion owned by NTT Urban Development)
- Size 23 floors above ground, five below (West Tower)
  23 floors above ground, four below (East Tower)
- Completed February 1992 (West Tower)
  May 1997 (East Tower)
- Awards 1998 International Lighting Design Awards, special award for outdoor lighting
  32nd Japan SDA Awards, second-place prize, district design prize, Society performance prize



Seavans N Building

- Location Minato ku, Tokyo
- Footprint 13,144 m^2
- Floor space 82,890 m^2
- Size 24 floors above ground, two below
- Completed January 1991
- Awards Urban Design Center cityscape grand prize (landscape design division)
  25th Japan SDA Awards Encouragement Award in the symbols division
  Encouragement Award in the systems division
  31st Society of Heating, Air Conditioning and Sanitary Engineers of Japan Awards
  Technology Award, building mechanical service system category
  33rd BCS Award



Tokyo Opera City

- Location Shinjuku ku, Tokyo
- Footprint 4,259 m^2 (Portion owned by NTT Urban Development)
- Floor space 57,548 m^2 (Portion owned by NTT Urban Development)
- Size 54 floors above ground, four below
- Completed August 1996
- Awards 41st BCS Awards, special prize
  Seventh Japan Association for Real Estate Sciences business performance award



Granpark Tower

- Location Minato ku, Tokyo
- Footprint 14,256 m^2 (Portion owned by NTT Urban Development)
- Floor space 121,774 m^2 (Portion owned by NTT Urban Development)
- Size 34 floors above ground, four below
- Completed August 1996
- Awards 31st Japan SDA Awards, public sector award
  18th Green City Awards, Yomiuri Shimbun Prize

NTT Makuhari Building

- Location Mihama ku, Chiba
- Footprint 40,603 m^2
- Floor space. 174,717 m^2
- Size 26 floors above ground, one below
- Completed June 1993
- Awards 4th Intelligent Awards Merit Award





Urbannet Sapporo Building

- Location: Chuo-ku, Sapporo
- Footprint: 5,369 m²
- Floor space: 33,733 m²
- Size: 10 floors above ground, one below
- Completed: October 2004



Koji Okumura

Akihabara UDX

- Location: Chiyoda-ku, Tokyo
- Footprint: 5,774 m² (Portion invested by NTT Urban Development)
- Floor space: 80,741 m² (Portion invested by NTT Urban Development)
- Size: 22 floors above ground, three below
- Completed: January 2006
- Awards: 41st Japan SDA Awards Grand Prize, METI Minister's Prize

* Akihabara UDX is a property owned by a special purpose company that has been capitalized by NTT Urban Development



NTT-T Building

- Location: Chuo ku, Fukuoka
- Footprint: 8,529 m² [249 m²]
- Floor space: 64,050 m²
- Size: 7 floors above ground, three below
- Completed: September 1996

* A portion of land for the NTT-T Building is a leased property. Accordingly, the figure in parentheses represents the footprint for the leased portion.



Urbannet Nagoya Building

- Location: Higashi ku, Nagoya
- Footprint: 6,002 m² [952 m²]
- Floor space: 76,467 m²
- Size: 22 floors above ground, three below
- Completed: September 2005
- Awards: Aichi Prefecture Machinami ("Cityscape") Architecture Prize
  Fiscal 2006 Good Design Award

* A portion of land for the Urbannet Nagoya Building is a leased property. Accordingly, the figure in parentheses represents the footprint for the leased portion.



NTT Cred Motomachi Building

- Location: Naka ku, Hiroshima
- Footprint: 21,801 m²
- Floor space: 166,191 m²
- Size: 35 floors above ground, two below
- Completed: March 1994

Residential Properties for Sale

Proposing high-quality residences that complete residents' lives and maintain value as assets

In the growth-driven Residential Property Sales Business, NTT Urban Development offers the *Wellith* brand of residential properties, developed based on the concept of "Creating perfect residences through customer-developer collaboration." By proposing high-quality residences that accommodate customers' desire for permanent dwellings, NTT Urban Development continues to address ever-diversifying needs.



Grand Wellith Tetsugakudo Koen

- Location: Nakano ku, Tokyo
- Size: 79 residences
- Completed: February 2003
- Awards: Fiscal 2003 Good Design Award



Grand Wellith Seta

- Location: Setagaya ku, Tokyo
- Size: 72 residences
- Completed: March 2006



Grand Wellith Azabu Mamiana

- Location: Minato ku, Tokyo
- Size: 37 residences
- Scheduled for completion: February 2008



Wellith Uehonmachi Laurel Tower

- Location: Osaka city, Osaka
- Size: 267 residences
- Scheduled for completion: March 2008

As a member of the NTT Group, NTT Urban Development works to enhance its high-quality real estate development business and create urban spaces that promote harmony between people, living places and the environment. Through these activities, the Company aims to contribute to the creation of comfortable living environments and the realization of a sustainable society. In July 2006, NTT Urban Development formulated the NTT Urban Development CSR Basic Policy, which defines important CSR spheres of activity and specific domains, in addition to demonstrating its commitment to more thorough CSR management in its business activities. Moreover, the Company has published and distributed a guidebook covering CSR policies and stepped up CSR training programs for all employees. Through such initiatives, NTT Urban Development is working to raise each and every employee's awareness of CSR and to accelerate the implementation of further activities.

In terms of activities that contribute to environmental preservation in the face of changing weather patterns, NTT Urban Development is promoting experiments in cooperative rooftop planting of greenery as a means to counter the heat island effect. NTT Urban Development is also working to clearly ascertain the amount of energy being consumed in the buildings that the Company owns, seeking to reign in power consumption. These efforts represent our commitment to reducing environmental impact and to lowering the costs of building maintenance.

CSR Activities

Safety and Security Appropriate for a Financial Building

NTT Urban Development is fortifying security countermeasures at the Urbannet Otemachi Building, which underwent renovation in 2005. In the Otemachi area of Tokyo, an international financial district where the world's leading banks, securities companies and financial institutions congregate, there exists a need for buildings offering higher levels of security and confidentiality for their occupants. To maintain the competitiveness of the Company's buildings in the years ahead and to show the continuing strength of the NTT Urban Development brand, improving security is a top priority.

In August 2007, NTT Urban Development set up a security gate on the first floor and in the elevator hallways of the underground floors, and then introduced a system of non-contact cards for building entry for use only by people authorized to enter the building. The basis for safety and security in a financial building is restricting access and raising the level of occupant privacy. This is an example of NTT Urban Development's achieving "harmony with financial districts." However, depending on the tenant, increasing the level of tenant privacy can result in decreased user-friendliness. Therefore, the Company has taken an individualized approach to tenants that operate restaurants on top floors by creating a system that minimizes user inconvenience.

Harmony with the Cityscape and Support for Area Revitalization

In the design of office buildings, NTT Urban Development seeks to achieve harmony with the surrounding cityscape, taking into account site conditions and a district's unique features, while providing public spaces and green zones. For instance, the Urbannet Nagoya Building takes Nagoya City's urban development and environment into careful account. The Company developed Greenery Walls, a new type of wall covered with greenery that provides a pleasant exterior. The building received the Fiscal 2006 Good Design Award (Architectural/Environmental Design Category) in October 2006 and the Aichi Prefecture Machinami ("Cityscape") Architecture Prize* in February 2007.

The NTT Makuhari Building, completed in 1993, helped revitalize its surrounding area in Chiba City. This building was constructed to reflect the development concept of forming an international business city of the future to facilitate the multiple functions of working, living, learning and playing. The building is being promoted by the Public Enterprises Agency of the Chiba Prefectural Government.

Azaleas have been planted around the NTT Makuhari Building, providing an important rest area for building office workers and others who work nearby. Throngs of photo enthusiasts gather during the early summer when the azaleas start to flower. Companies that own surrounding buildings, including NTT Urban Development, participate in the Makuhari New Urban Center City Development Council and promote activities that contribute to the local community, such as organizing cleanup campaigns and planting flowers in front of train stations to create a more attractive landscape, thereby deepening bonds with the community. Furthermore, as part of improvements to the surrounding environment, the Company is constructing buildings that contain a number of innovations that will help visitors to relax, such as waterfront environments along with furniture and potted plants.

* An award established by the Aichi Prefectural Government in recognition of architectural structures that contribute to the creation of distinctive local cityscapes and the realization of attractive and pleasant regional communities.

Nursery School Opens at the NTT Makuhari Building

The NTT Makuhari Building, which celebrates its 15th anniversary next year, has gained recognition as a space equipped with advanced building functions and numerous amenities that provide comfort for its occupants. As an example, the building's tenants opened a nursery school on the first floor of the lower tower in April 2007.

The nursery school, which effectively occupies 230m^2 of space originally designed for shops in the building, is targeted at double-income families in their 30's that are becoming increasingly common as occupants of condominiums in the Kaihin Makuhari area.

The facility is operated by Little Garden, one of the building tenants, which owns nursery schools in Chiba Prefecture. The school opened after obtaining the consent of the Chiba prefectural government. The school was also built as an international school for young children, and became popular so fast that it had to quickly limit enrollment. Moving forward, NTT Urban Development will continue to accumulate know-how with an eye toward applying it to other buildings.

Home Safety and Security

A 24-hour online security system is one of a number of security measures that NTT Urban Development is implementing for homes. In case of an emergency, remote monitoring technology alerts the control room or security company of any abnormal activity. Staff immediately respond to the situation, and contact the police or fire departments if necessary.

Beautiful Landscape-Friendly Home Designs

NTT Urban Development seeks to build homes with high-quality exteriors that harmonize with the surrounding environment and cityscape. Landscape planning is also carried out so that trees and plants blend in with surrounding roads and the natural environment. As an example, seasonal planting is carried out in the courtyards at the Grand Wellith Tetsugakudo Koen in Tokyo's Nakano Ward, and the structures blend in with the tranquil natural environment that surrounds them. At the Wellith Hikarigaoka Koen Park House, rows of cherry trees have been planted to harmonize with existing cherry trees in nearby Nerima Ward.

Human Resource Development—Diversity and Physical and Mental Health

● Creating Workplaces where Employee Individuality is Respected

The efforts of each and every employee are the driving force for sustaining NTT Urban Development growth and raising its corporate value. Therefore, the Company is taking steps to create an ideal work environment so that employees can engage in sound business practices while maintaining a high standard of ethics.

● Career Development Support

One NTT Urban Development CSR Basic Policy is to create dynamic workplaces where employee individuality is respected and people can take on new challenges without worrying about failure. As part of this policy, the Company is putting in place a training and development system with the aim of turning each and every employee into a professional who can independently undertake new challenges.

Specifically, this system is an educational program for employees that have the desire and ambition to improve themselves and gain basic knowledge in such areas as real estate through e-learning self-study, external public seminars, home study and Web-based courses. To support those who wish to become even more highly qualified, NTT Urban Development is making improvements to its incentive system for obtaining qualifications.

Number of Employees Obtaining Qualifications

(As of June 30, 2007) (Nonconsolidated basis including secondees)

Qualification	Number of employees
Real estate transaction specialist	163
First-class architect	82
Administrative manager	48
Facility manager	37
Condominium manager	17

● Respect for Diversity

In response to societal needs and to ensure greater diversity among personnel, NTT Urban Development rehires older staff, including those past retirement age that have a strong desire to work. In April 2005, NTT Urban Development introduced a Career Staff System that enables employees to work with peace of mind up to the age of 65.

NTT Urban Development is also promoting greater diversity in the workplace by establishing a work environment where people with disabilities can participate and by hiring personnel irrespective of their nationality.

● Employee Health and Mental Health

It is important that the Company support employees' health management so that they can work with health and vigor both mentally and physically. NTT Urban Development supports the maintenance and improvement of employees' health by conducting annual health checks for all of its employees. NTT Urban Development provides mental health interviews and monthly health consultations by industrial physicians for the day-to-day management of employees' mental and physical health. The Company is also expanding its system of employee support through a number of measures that include providing consultations with industrial physicians for employees that work long overtime hours. In addition, the Company conducts its "life design seminar and workshop" as part of a policy to support the lifestyles of employees.

Environmental Preservation Activities

Environmental Preservation Activities in Development, Design, Construction and Waste

The entire Company is involved in all environmental preservation activities associated with the business cycle, from the planning, development and design of building facilities to construction, renovation and final building demolition.

The Seven Concepts of the NTT Group's Green Building Design Guidelines

7 Concepts

1. Extending the Lifetime of Buildings
- Ensure flexibility
- Emphasize maintainability
- Consider renovation
- Increase durability

2. Inhibit the Use of Halons and Fluorocarbons
- Eliminate equipment that uses halons and special fluorocarbons
- Eliminate materials that use fluorocarbons

3. Inhibit or Eliminate the Use of Toxic Substances
- Inhibit or eliminate the use of toxic substances
- Thoroughly control the disposal of toxic substances

4. Conserve Resources and Energy
- Conserve resources and energy during construction
- Reduce energy consumption during operation
- Effectively use natural energy
- Use energy efficiently

5. Responding to the Earth's Environment
- Comprehend and analyze environmental properties such as ground quality
- Reduce the impact on the environment

6. Promote Reuse and Recycling
- Increase reuse and recycling of byproducts
- Increase the use of reused and recycled materials

7. Reduction of Waste Material Emissions
- Reduce the amount of surplus material and waste generated at the operation phase
- Select building materials based on their impact on the environment when disposed of

Environmental Considerations in the Design Phase

To achieve environmental conservation in building structures, the reduction of energy consumption and resources for the entire lifetime of a building must be taken into account from the design phase. NTT Building Development incorporates the "green building design" guidelines*1 of the NTT Group and promotes environment-friendly design with its very own standards. The Company has also improved its PAL*2 and CEC*3 indicators, which measure the energy conservation of a building.

*1 Green building design guidelines were established by the NTT Group to reduce as much as possible the impact that a building has on the environment over its entire lifecycle.

*2 PAL (Perimeter Annual Load) is a coefficient for expressing the heat insulating properties of a building.

*3 CEC (Consumption of Energy Coefficient) indicates the amount of energy that each piece of equipment within a building consumes over a one-year period divided by energy consumed as calculated by a certain standard.

● Design of Long Lasting Homes

Even though a building may have a perfect frame, a great deal of waste is generated when the building is demolished or when its occupants vacate simply because of their desire for a change. To deal with this reality, NTT Urban Development has proposed the skeleton infill (SI) structure as a long lasting home design that separates the building frame (or skeleton) from the interior elements and fixtures (infill). The design is that of a simple concrete box—with a life span of roughly 100 years—that serves as the building frame with walls, floors, beams and other essentials, while the interior, furnishings and fixtures can be freely altered to suite the changing family structure.

● Exterior Insulation and Finish Systems

NTT Urban Development has proposed the adoption of an exterior insulation and finish system whereby a concrete exterior is covered with thermal insulation material. The concrete, clad in external heat insulation material of low thermal conductivity, is not easily affected by outside air temperature, withstands cold in the winter and heat in the summer and has energy conserving potential.

Environmental Preservation Activities in Rental Building Management

NTT Urban Development manages office buildings in major cities throughout Japan. The Company has introduced a variety of equipment and systems into these buildings for the purpose of environmental preservation.

● Efforts to Alleviate the Heat Island Effect

In recent years, the heat island effect in urban areas has become a problem. NTT Urban Development is implementing a wide range of measures to combat the heat island effect including greenery on rooftops and walls, natural coverings on premises to block and absorb heat, and artificial exhaust heat reduction. Among these is a sweet potato cultivation system for providing greenery on rooftops, a new experiment that NTT Urban Development is promoting. In cooperation with NTT Facilities, verification experiments of this system were conducted in 2006 at the Urbannet Mita Building situated in Minato Ward, Tokyo and managed by NTT Urban Development. The results of the experiments were favorable compared to data for systems not based on sweet potatoes: the surface temperature on roofs in areas where greenery was provided using the sweet potato-based system dropped by as much as 27 degrees and 80% of the net radiation (sun energy) from the sun was absorbed, thus proving highly effective in alleviating the heat island effect.

In light of these test results, the Company considered deploying systems at Company-owned buildings to combat the heat island effect, and then deployed systems at the Urbannet Kaminagoya Building and at Motomachi Cred Pacela in the summer of 2007.

In addition, NTT Urban Development has expanded the area of sweet potato cultivation at the Urbannet Mita Building, and by holding such events as plantings and harvest festivals, the Company will promote communication with tenants and other people.



Sweet potato cultivation system



Rooftop greenery with sweet potatoes

● Discharged Water Reuse Facility

At several of the buildings it manages, NTT Urban Development has introduced a system that reuses wastewater from the public sewage system after treating it through a bio-treatment method that breaks it down into purified water and carbon dioxide gas using soil borne fungi, thus helping to reduce environmental pollution and lower water bills (by saving water). The system generates virtually no sludge, and because hydro-extraction and other processes are unnecessary, it is simple to maintain.

Basic Policy on Corporate Governance

The Company recognizes strong corporate governance as a key management issue and views the implementation of such measures as one of the most important methods of maximizing corporate value. NTT Urban Development believes that strong corporate governance deepens its trust-based relationships with stakeholders, including shareholders and other investors, as well as customers, business partners and society as a whole. As a result, forming the key components of NTT Urban Development's basic corporate governance policy are efforts to ensure management transparency, to strengthen accountability, to strictly adhere to appropriate risk management, compliance and the highest standards of corporate ethics, and to enhance management efficiency.

Implementation of Corporate Governance Measures

A. Management Decision Making, Executive and Supervisory Control Structures and Other Corporate Governance Systems

i. Internal Organizations

NTT Urban Development employs a system of corporate auditors. As stipulated in Japan's Company Law, its internal organizations include the General Ordinary Meeting of Shareholders, the Board of Directors, the Board of Corporate Auditors and an independent accounting auditor. The Company has also established the Management Council, which advises the President on matters within his decision-making capacity. The Management Council deliberates matters of management importance, with the goal of ensuring the speedy execution of duties and decision making. Moreover, in an effort to further enhance transparency in the decision-making process, full-time corporate auditors attend Management Council Meetings.

As of the end of the fiscal year under review, the Board of Directors comprised 14 Directors, one of whom was an outside Director. The Board decides important matters, sets basic policies regarding management and business execution, and supervises the execution of duties by Directors. In principle, the Board of Directors convenes once a month, with additional meetings as necessary for quick decision making. During the fiscal year ended March 31, 2007, the Board of Directors convened a meeting on 22 occasions.

The Board of Corporate Auditors has four members, all of whom are outside auditors. In principle, it meets regularly once a month and holds additional meetings as necessary. During the fiscal year under review, the Board of Corporate Auditors met on 21 occasions. Auditors conduct their duties according to the audit plan established by the Board of Corporate Auditors. Auditors attend Board of Directors meetings and other important meetings, evaluate the execution of business and conduct management audits.

Corporate Governance System


Shareholders
Supervision
Disclosure/Explanation
Board of Directors
Corporate Auditors Office
Accounting Auditor
Board of Directors
Attorney
Corporate Audits
Accounting Audits
Supervision
Management Council
Investment Deliberation Council
Corporate Ethics Promotion Committee
Confirmation of Appropriateness
Corporate Governance
Internal Control Department (Assessment Center)
Directors
Management Control/Risk Management
Plan
Do
Check
Action
Control/Monitoring
Headquarters of Branch Organization
Business Process Implementation and Risk Management
Administrative Divisions of Group Companies
Plan
Do
Check
Action
Control/ Monitoring
Subsidiaries
Risk Management/ Internal Control

ii. Internal Control Systems

The President is charged with business execution involving the creation and development of an internal control system, under the supervision of the Board of Directors and the Board of Corporate Auditors. In accordance with the implementation of the Company Law on May 1, 2006, the Board of Directors passed a resolution on the Company's Internal Control System Basic Policy on May 11, 2006. This basic policy was revised by the Board of Directors on March 26, 2007 with the aim of enhancing its scope and content. Accordingly, NTT Urban Development's Basic Policy on Internal Control Systems encompasses the following framework.

Pursuant to the Company Law and the Enforcement Regulations of the Company Law, NTT Urban Development shall design internal systems to secure legal and ethical compliance in its business operations (hereinafter, the "Internal Control Systems"), as described below.

a. A system to ensure that Directors and employees adhere to laws and regulations and the Company's Articles of Association in the execution of their duties. This system requires that:

(a) Employees carry out their respective duties in a diligent and conscientious manner in accordance with laws, regulations and instructions in an effort to ensure appropriate and efficient business operations as stipulated in the Company's Rules of Employment and related documents;

(b) All Directors and employees of NTT Urban Development Group companies engage in activities that promote the highest standards in corporate ethics in accordance with the NTT Group's Code of Corporate Ethics;

(c) A Corporate Ethics Promotion Committee is established and preventive measures initiated with regard to illegalities and misconduct in accordance with compliance-related regulations;

(d) The Company provide the necessary support infrastructure to its Directors and employees both within and outside the Company, including a corporate ethics helpline to facilitate compliance;

(e) NTT Urban Development establish a framework to ensure information is concentrated in the relevant department and an appropriate response is formulated in the event of potential and actual non-compliance;

(f) Education and training with regard to corporate ethics is implemented on a continuous basis for Directors and employees;

(g) The Internal Audit Office is inaugurated as a means to evaluate the efficacy and management of the Internal Control Systems, and an audit review program is initiated for areas of particularly high risk to facilitate necessary and appropriate improvement; and

(h) A legal structure and framework, coordinated by the Legal Department, is maintained to ensure the appropriate checks and balances are in place. In addition, the Legal Department shall centrally coordinate the Company's legal consultation with lawyers.

b. A structure for storing and managing information pertaining to the execution of duties by Directors. Under this structure:

(a) Minutes of meetings, associated documents and other information relating to the execution of duties by Directors are stored and managed by the relevant department in accordance with internal rules and regulations; and

(b) Directors and corporate auditors regularly review the aforementioned documentation and information.

c. Provisions and other structures concerning administration of the danger of losses. In this context:

(a) Careful consideration of investment risks and other factors by the Management Council in connection with investment projects is preceded by due diligence by the Investment Deliberation Council;

(b) Preventive measures are formulated and implemented based on identified risks in accordance with established risk management rules and regulations; and

(c) NTT Urban Development conducts risk management education and training in order to raise awareness among Directors and employees.

d. A framework to ensure the efficient execution of duties by Directors. Under this framework, the Company:

(a) Clarifies department responsibilities, authority and decision-making procedures, based on internal rules and regulations that define the structure and scope of internal organizations as well as the division of duties, responsibilities and authority;

(b) Formulates rules and regulations for the Board of Directors. In principle, the Board of Directors meets once a month to decide on important matters relating to the management of the Company in accordance with related legal requirements, decision-making principles and recommendations based on due diligence. In addition, the Board of Directors periodically reports on the status of business execution. Moreover, the Company formulates rules and regulations for the Management Council, an organization that in principle meets once a week and reports to the Board of Directors, and;

(c) Strives to enhance efficiency in the execution of business. To this end, the Board of Directors formulates medium-term management policies and business plans and closely reviews performance on a monthly and quarterly basis.

e. A system for ensuring the appropriateness of operations of the Company and the entire corporate group, including its parent company and subsidiaries. This system ensures that:

(a) Subsidiaries deliberate with and report to the Company in connection with important matters;

(b) The internal control departments periodically call on subsidiaries with the aim of monitoring and supervising subsidiary operations;

(c) Periodic meetings are convened at which subsidiaries report to the Company on the status of operations and financial standing. This process enables the Company to maintain a comprehensive grasp of subsidiary activities and status and to ensure that subsidiary activities are conducted in an appropriate manner, and;

(d) Transactions between the parent company and subsidiaries are conducted in an appropriate manner and contracts executed on the same terms and conditions as those with third parties.

f. Items pertaining to employees who are appointed to assist corporate auditors in their duties. These items provide for:

The establishment of a Corporate Auditors Office that reports directly to the corporate auditors and the appointment of full-time, specialist employees to support corporate auditors in the conduct of their duties.

g. Items concerning the independence from Directors of employees who are appointed to assist corporate auditors in their duties. These items ensure that:

(a) The opinions of corporate auditors are sought in determining personnel matters relating to employees appointed to support corporate auditors, and;

(b) Employees appointed to support corporate auditors do not engage in concurrent activities.

h. A system for Directors and employees to report to corporate auditors and for other reporting to corporate auditors. Under this system:

(a) A comprehensive reporting system is maintained in which corporate auditors attend not only Board of Directors meetings but also Management Council and other important meetings.

(b) Directors and employees are required to report to corporate auditors on matters relating to the execution of their duties including the following:

— Matters that have led to significant damage or have the potential to lead to significant damage to the Company

— Monthly business reports

— The status of internal audits

— Any risk of a breach of laws and regulations, the Company's Articles of Association and related rules and regulations

— The status of reports made under the corporate ethics helpline

— Important issues relating to compliance other than those previously identified.

(c) Directors are required to report to the Board of Directors on the status of the establishment and management of the Internal Control Systems through the Internal Audit Office.

i. Other structures to ensure that audits are performed effectively by corporate auditors. Based on this structure:

(a) Corporate auditors conduct meetings with representative directors and related personnel on a quarterly basis to promote an exchange of opinions and ensure appropriate communication channels are maintained, and;

(b) The Company will provide every support to corporate auditors in connection with any request for the use of external advisors including attorneys and certified public accountants.

In response to the enactment of the Financial Instruments and Exchange Law and the implementation of internal control and other systems from the fiscal year commencing on or after April 1, 2008, the Company established the Internal Control Documentation Office within the Finance Department and is pursuing all appropriate preparations.

With regard to compliance, the Company has initiated a number of activities involving corporate ethics. The Company has created the Corporate Ethics Promotion Committee to deliberate corporate ethics policies and conduct corporate ethics training. A corporate ethics help line has been established to respond to employee questions concerning corporate ethics.

iii. Risk Management System

Risk management is an essential part of the Internal Control Systems. NTT Urban Development's risk management initiatives aim to promote and increase corporate value by understanding the internal and external risks borne by the Company's operations, implementing pertinent countermeasures and ensuring appropriate management decisions.

In March 2007, NTT Urban Development reviewed its Internal Control System Basic Policy and formulated a set of risk management rules and regulations. In this manner, the Company strives to address and manage a wide variety of risks and to secure continuous and stable operations.

As a part of the Company's efforts to implement thorough risk management, for example, NTT Urban Development seeks to determine all potential risks, such as the risk of rent decreases, the risk of construction delays, the risk of neighborhood backlash, the risk of ground pollution or other environmental issues.

iv. Internal Audits, Audits by Corporate Auditors and Accounting Audits

a. Internal Audits and Audits by Corporate Auditors

The Company's Internal Control Systems include a four-person Internal Audit Office, which acts as an internal audit department and reports directly to the President. This office, which is independent from the execution of other duties, performs internal audits. Based on internal audit plans, the Internal Audit Office verifies that the Company's operating activities conform to relevant laws and regulations, the Articles of Association and management policies and plans. The office is responsible for uncovering any issues that may exist and proposing solutions. Such activities are designed to raise management efficiency and profitability, and to contribute to the overall health of the corporate group.

Audits by corporate auditors are conducted in accordance with the audit policies and audit plans determined by the Board of Corporate Auditors. These audits concern the status of operations and the conditions of assets managed by the headquarters and its major offices. If necessary, audits may request the submission of subsidiaries' business reports. In addition, the Company has established a two-person Corporate Auditors Office to support corporate auditors in the smooth execution of their duties. Furthermore, communications with other audit departments include quarterly meetings with the independent accounting auditor and semi-annual meetings with the Internal Audit Office. In addition, these organizations exchange opinions and share information as necessary and cooperate in performing audits.

b. Accounting Audits

On May 10, 2006, the Financial Services Agency ordered MISUZU Audit Corporation (formerly ChuoAoyama PricewaterhouseCoopers), the Company's independent accounting auditor, to suspend certain of its statutory audit operations for a period of two months from July 1, 2006 through August 31, 2006. Forfeiting the right to serve as the Company's independent accounting auditor, MISUZU Audit Corporation resigned as the Company's independent accounting auditor effective July 1, 2006. As a result, and in accordance with a resolution of the Board of Corporate Auditors, KPMG AZSA & Co. was appointed as the Company's temporary independent accounting auditor effective July 3, 2006.

Taking into consideration the seriousness with which it responded to the aforementioned business suspension order and the appropriate manner in which it had previously conducted the Company's independent audit, MISUZU Audit Corporation was appointed an additional independent accounting auditor on completion of the administrative sanction on September 1, 2006. On April 26, 2007, however, MISUZU Audit Corporation submitted to the Company a notice of resignation as its temporary independent accounting auditor, to take effect on the appointment of the Company's independent accounting auditor at its General Ordinary Meeting of Shareholders scheduled on June 21, 2007.

On this basis, familiarity with the Company's business operations and efforts to ensure continuity, KPMG ASZA & Co. was appointed NTT Urban Development's independent accounting auditor at its 22nd General Ordinary Meeting of Shareholders.

NTT Urban Development's consolidated financial statements for the fiscal year ended March 31, 2007 have been audited by Takuji Kanai and Atsunori Sadahiro, certified public accountants with KPMG ASZA & Co. and independent auditors, who have performed these audits for the past year; and Yasushi Hamada and Kazuomi Nakamura, certified public accountants with MISUZU Audit Corporation and independent auditors, who have performed these audits consecutively for the past five years. Assisting in these audits were one other certified public accountant, three accounting assistants and 11 others from KPMG ASZA & Co.; and five other certified public accountants, five accounting assistants and three others from MISUZU Audit Corporation.

B. Matters Relating to Outside Directors and Outside Corporate Auditors

i. Personal, Capital Transactional or Other Special-Interest Relationships between the Company and its Outside Directors and Outside Corporate Auditors

As of March 31, 2007, the Company's outside director, Yasuhiro Yamamoto, and one of its outside corporate auditors, Toshio Maegawa, were employees of NTT, which as the Company's parent company owns 67.3% of its shares. In addition, one of the Company's outside corporate auditors, Kenji Sato, was an employee of NTT Communications Corporation, with which the Company has concluded building leasing agreements.

ii. Attendance at Meetings during the Fiscal Year Ended March 31, 2007

a. Attendance at Board of Directors' and Board of Corporate Auditors' Meetings

	The Board of Directors met on 22 occasions.		The Board of Corporate Auditors met on 21 occasions.	
	Times	%	Times	%
Yasuhiro Yamamoto, Director	14	63.6	—	—
Hikozaemon Enoki, Corporate Auditor	18	81.8	17	81.0
Reiichi Nakano, Corporate Auditor	20	90.9	20	95.2
Toshio Maegawa, Corporate Auditor (part time)	14	63.6	16	76.2
Kenji Sato, Corporate Auditor (part time)	13	59.0	14	66.7

b. Roles of Outside Directors and Outside Corporate Auditors

(a) Director Yasuhiro Yamamoto offers an objective perspective on measures and deliberations independent of the management team who conduct the business affairs of the Company. Director Yamamoto, likewise, makes recommendations and gives advice to help preserve the adequacy and appropriateness of the Board of Directors' decision-making duties.

(b) Full-time Corporate Auditor Hikozaemon Enoki mainly offers opinions based on a wealth of business experience, makes recommendations and gives advice to help preserve the adequacy and appropriateness of the Board of Directors' decision-making duties. His role on the Board of Corporate Auditors is to make necessary statements in a timely manner and, in regard to the establishment and operation of a quality corporate governance structure, to facilitate the health and continuous growth of the Company.

(c) Full-time Corporate Auditor Reiichi Nakano mainly offers opinions based on a wealth of business experience, makes recommendations and gives advice to help preserve the adequacy and appropriateness of the Board of Directors' decision-making duties. His role on the Board of Corporate Auditors is to make necessary statements in a timely manner and, in regard to the establishment and operation of a quality corporate governance structure, to facilitate the health and continuous growth of the Company.

(d) Corporate Auditor Toshio Maegawa mainly offers opinions based on a wealth of business experience gained at NTT, makes recommendations and gives advice to help preserve the adequacy and appropriateness of the Board of Directors' decision-making duties. His role on the Board of Corporate Auditors is to make necessary statements in a timely manner and, in regard to the establishment and operation of a quality corporate governance structure, to facilitate the health and continuous growth of the Company.

(e) Corporate Auditor Kenji Sato mainly offers opinions based on a wealth of business experience gained at an NTT Group company, makes recommendations and gives advice to help preserve the adequacy and appropriateness of the Board of Directors' decision-making duties. His role on the Board of Corporate Auditors is to make necessary statements in a timely manner and, in regard to the establishment and operation of a quality corporate governance structure, to facilitate the health and continuous growth of the Company.

C. Executive Compensation

Compensation paid to directors and corporate auditors

Classification	Number of persons	Amount paid (Millions of yen)
Directors	14	¥298 million
(Including outside directors)	(1)	(—)
Corporate Auditors	4	¥34 million
(Including outside auditors)	(4)	(¥34 million)
Total	18	¥332 million

Notes:

1. Employee compensation is considered separately and is not included in compensation to employees who serve concurrently as directors.
2. By a resolution ratified at the Company's 15th Extraordinary Meeting of Shareholders held on April 1, 1999, the amount of ¥30 million (excluding employee remuneration) was determined as the maximum monthly allowance for compensation of directors.

3. In accordance with the provisions of Article 253-1 of the former Commercial Code of Japan and by resolution of the shareholders through the submission (on September 30, 2004) of prior written consent of proposed items for resolution at the General Ordinary Meeting of Shareholders, the amount of ¥5 million was determined as the maximum monthly allowance for compensation of corporate auditors.
4. Compensation paid includes:
— Bonuses to executives approved at the 22nd General Ordinary Meeting of Shareholders held on June 21, 2007.

Directors	14	¥60 million
(Including outside directors)	(1)	(—)
Corporate Auditors	4	¥6 million
(Including outside auditors)	(4)	(¥6 million)

— The portion of compensation for the execution of business activities within the fiscal year under review included in retirement benefit payments to executives approved at the 22nd General Ordinary Meeting of Shareholders held on June 21, 2007.

Directors	14	¥18 million
(Including outside directors)	(1)	(—)
Corporate Auditors	4	¥2 million
(Including outside auditors)	(4)	(¥2 million)

5. In addition to the aforementioned items, under a resolution ratified at the 22nd General Ordinary Meeting of Shareholders held on June 21, 2007, the Company's retirement benefits system for retired directors along with the presentation of retirement benefit payments to retired directors have been terminated. Retirement benefit payments to executives approved at the 22nd General Ordinary Meeting of Shareholders held on June 21, 2007 are as follows.

Directors	14	¥141 million
(Including outside directors)	(1)	(—)
Corporate Auditors	4	¥3 million
(Including outside auditors)	(4)	(¥3 million)

D. Compensation of Corporate Auditors

Compensation paid for auditing activities to KPMG AZSA & Co. and Misuzu Audit Corporation in accordance with Article 2-1 of the Certified Public Accountants Law (Law No. 103, 1948) was ¥18 million and 25 million, respectively. There was no other compensation paid to these auditing firms for services other than the aforementioned.

Director and Corporate Auditor Exemptions from Liability for Damage Compensation

To allow directors and corporate auditors to fully exhibit and fulfill the roles expected of them in executing their duties, directors and corporate auditors are, to the extent provided by the Company Law, by resolution of the Board of Directors and in accordance with the Company's Articles of Association, exempt of liability for damage compensation.

Overview of Limitation of Liability Contracts

The Company concludes contracts that limit liability for damages with outside auditors and outside directors in accordance with the provisions of Article 423-1 and Article 427-1 of the Company Law. As such, the amount of liability for compensation of damages stipulated by the aforementioned contracts is the minimum amount for outside directors and outside auditors determined by Article 425-1 of the Company Law.

Number of Directors

In accordance with the Company's Articles of Association, NTT Urban Development stipulates a maximum of 25 directors.

Resolution Requirements for Election of Directors

Directors are elected by shareholders at the Company's General Ordinary Meeting of Shareholders, which requires the attendance of shareholders with exercisable voting rights and whose total voting rights account for one-third or more of all exercisable voting rights. Resolution for election therein requires a clear majority of votes in accordance with the Company's Articles of Association.

Conditions for Ratifying Special Resolutions at General Ordinary Meetings of Shareholders

In accordance with the provisions set out in Article 309-2 of the Company Law, the ratification of special resolutions at the General Ordinary Meeting of Shareholders requires the attendance of shareholders whose total exercisable voting rights account for one-third or more of all exercisable voting rights, and a vote of at least two-thirds, as stipulated by the Company's Articles of Association. Regulations on the easing of quorum requirements serve to enable the flexible passage of special resolutions at the General Ordinary Meeting of Shareholders.

Treasury Stock Repurchasing

In accordance with the provisions of Article 165-2 of the Company Law concerning the repurchase of treasury stock and by resolution of the Board of Directors, the Company is allowed the repurchase of treasury stock through open market trade and other means, as stipulated by the Company's Articles of Association. This aims to facilitate the flexible execution of capital policies.



Contents

Operating Performance

Net Sales

During fiscal 2007, ended March 31, 2007, the Company recorded net sales of ¥128,215 million, an increase of ¥17,382 million, or 15.7%, from fiscal 2006. Primary reasons for this increase were substantially higher revenues from the Leasing and Residential Property Sales business segments.

● Leasing Business

Sales in the Leasing business segment rose ¥7,823 million, or 10.1%, from the previous fiscal year to ¥85,312 million. This was attributable to revenue from subleasing Akihabara UDX, which newly opened in March 2006, full-year business operation of the Urbannet Nagoya Building, completed in September 2005, as well as increased revenues from existing buildings including the Urbannet Otemachi Building and Otemachi First Square.

● Residential Property Sales Business

Sales in the Residential Property Sales business segment jumped ¥9,136 million, or 38.8%, to ¥32,680 million. This was mainly due to sales of residences at Wellith Garden Chiba Minato Koen (Chiba City), Wellith Kemigawahama (Chiba City), Tanta Town "Albo no Oka" (Inagi City), and Wellith Geo Umeda Residence (Osaka City). As a result, the number of residences sold in fiscal 2007 totaled 670, a significant increase above the 566 residences sold in the previous fiscal year.

● Others

Sales in the Others business segment totaled ¥13,524 million, a decrease of ¥431 million, or 3.1%, from the previous fiscal year. The decrease was mainly attributed to the liquidation of the consolidated subsidiary GP Building Management Co., Ltd. in October 2006, which offset an increase in contract construction revenues from tenants.

Net Sales
(Millions of yen)


150,000
100,000
50,000
0
128,215
2003
2004
2005
2006
2007
(Years ended March 31)

Leasing Business
(Millions of yen)


90,000
60,000
30,000
0
85,312
2003
2004
2005
2006
2007
(Years ended March 31)

* Segment figures include inter-segment transactions and transfers.

Residential Property Sales Business
(Millions of yen)


40,000
30,000
20,000
10,000
0
32,680
2003
2004
2005
2006
2007
(Years ended March 31)

* Segment figures include inter-segment transactions and transfers.

Gross Profit

In fiscal 2007, cost of sales was ¥91,781 million, up ¥13,319 million, or 17.0%, compared with the previous fiscal year. Primary causes of this increase were costs in the Leasing business associated with raising occupancy rates of new buildings such as Akihabara UDX and the Urbannet Nagoya Building.

Gross profit in the fiscal year under review climbed ¥4,062 million, or 12.6%, to ¥36,433 million.

Operating Income

In the fiscal year under review, selling, general and administrative expenses increased ¥688 million, or 6.5%, to ¥11,342 million. Operating income rose ¥3,374 million, or 15.5%, to ¥25,091 million.

Income before Income Taxes and Minority Interests

Extraordinary income fell ¥3,800 million, or 92.5%, to ¥306 million, due to the absence of extraordinary income from the sale of fixed assets to the NU-1 Fund conducted in fiscal 2006. Extraordinary losses totaled ¥1,432 million, down ¥1,855 million, or 56.4%, reflecting the absence of impairment losses of ¥1,625 million in the previous fiscal year.

As a result, income before income taxes and minority interests rose ¥2,646 million, or 13.8%, to ¥21,812 million.

Net Income

In fiscal 2007, income taxes amounted to ¥8,814 million, up ¥1,053 million, or 13.6%. After these deductions, net income increased ¥1,594 million, or 14.0%, to ¥12,995 million.

Operating Income
(Millions of yen)


30,000
20,000
10,000
0
25,091
2003 2004 2005 2006 2007
(Years ended March 31)

Net Income
(Millions of yen)


15,000
10,000
5,000
0
12,995
2003 2004 2005 2006 2007
(Years ended March 31)

Financial Position

Consolidated Balance Sheet Highlights

On March 31, 2007, total assets stood at ¥581,848 million, up ¥38,056 million, or 7.0%. This was mainly attributable to increased capital investment and land procurement in the Residential Property Sales business. Total liabilities amounted to ¥456,679 million, an increase of ¥28,663 million, or 6.7%, primarily due to an increase in interest-bearing debt. Total net assets amounted to ¥125,169 million, up ¥9,473 million, or 8.2%, owing to an increase in retained earnings.

Consolidated Statements of Cash Flows

Net cash used in operating activities was ¥5,076 million, a turnaround of ¥27,320 million from the preceding fiscal term. Principal factors were a ¥21,812 million increase in income before income taxes and minority interests, a ¥23,657 million increase in depreciation and amortization, a ¥42,281 million increase in inventories and a ¥9,514 million decrease in deposits from tenants.

Net cash used in investing activities decreased ¥12,162 million to ¥32,995 million. This resulted from proceeds from partial redemption of the senior equity interest held by the Company in UDX Special Purpose Company, totaling ¥8,950 million, as well as a ¥43,117 million decrease in purchases of property and equipment.

Net cash provided by financing activities totaled ¥20,823 million, down ¥11,390 million from the previous fiscal year. This was attributable to an increase in proceeds from long-term borrowings of ¥67,750 million, ¥22,984 million from issuance of corporate bonds, ¥26,657 million in repayments of short-term borrowings, and ¥32,457 million in repayments of long-term borrowings.

The Company receives ratings for its commercial paper (short-term debt) and corporate bonds (long-term debt) from Moody's Investors Service, Inc. and Rating and Investment Information, Inc. According to these ratings, the Company's commercial paper ranked P-1 and a-1+, and corporate bonds Aa3 and AA-, respectively.

Total Assets
(Millions of yen)



600,000
450,000
300,000
150,000
0
581,848
2003
2004
2005
2006
2007
(Years ended March 31)

Net Assets
(Millions of yen)



150,000
100,000
50,000
0
125,169
2003
2004
2005
2006
2007
(Years ended March 31)

Investment

The NTT Urban Development Group, comprising the Company and its consolidated subsidiaries, invests in new construction sites to increase the level of contribution provided by the Leasing business, while acquiring commercial land to expand its overall business activities.

Principal investment in the Leasing business included ¥11,488 million for the acquisition of land and buildings in the Kyoto Project, which will be completed in 2009, ¥9,595 million in the Otemachi 1-Chome Urban Area Redevelopment Project Type 1 (first-phase redevelopment business), and ¥4,167 million for the acquisition of the UD Midosuji Building.

Significant Management Contracts

Not applicable

Operating Risks

Leasing Business Risk

In fiscal 2007, the Leasing business accounted for 64.9% of consolidated net sales. As this business tends to be easily affected by changes in the operating environment, a worsening supply-demand situation in the real estate market could cause vacancy rates to increase and leasing rates to decline. This situation could substantially impact the operating performance of the NTT Urban Development Group. Furthermore, changes in the Group's major tenants' financial resources, a major tenant departure or changes in property usage patterns could affect the overall occupancy rate of the Group's properties, thereby significantly affecting business real estate revenues.

Residential Property Sales Business Risk

The Group's performance may be impacted by a worsening of the condominium market due to intensifying competition between sellers, rising interest rates for housing loans, and a downturn in consumer sentiment reflecting increasing land prices.

Depreciation and Amortization
(Millions of yen)


28,000
21,000
14,000
7,000
0
23,657
2003 2004 2005 2006 2007
(Years ended March 31)

Investment
(Millions of yen)


60,000
45,000
30,000
15,000
0
48,595
2003 2004 2005 2006 2007
(Years ended March 31)

Note. Investment amount includes capital investment and investments in securities

Risk of Building Damage, Loss or Deterioration

A major earthquake, flood or other natural disaster, fire, accident or terrorist incident could cause damage, loss or deterioration of the real estate the Group holds for leasing, and consequently affect its business performance.

Effect of Implementing Impairment Loss Accounting

Effective in fiscal 2006, the Company adopted impairment loss accounting based on the "Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Council of Japan on August 9, 2002. A substantial downturn in the real estate market might necessitate the recording of significant impairment losses, which could impact the Group's business performance.

Effects of Interest-Bearing Debt

As of March 31, 2007, consolidated interest-bearing debt totaled ¥293,069 million, the majority of which was procured at fixed rates of interest. However, a rise in market interest rates could affect the business developments of the Group.

In addition, the Group's capital procurement activities could be hampered by changes in capital markets or the credit limits extended by financial institutions, as well as by business failures of such institutions or downgrades in the Group's debt ratings.

		Fiscal 2006	Fiscal 2007
Total assets	(millions of yen)	543,792	**581,848**
Interest-bearing debt	(millions of yen)	268,942	**293,069**
Interest-bearing debt / Total assets	(%)	49.5	**50.4**
Net sales	(millions of yen)	110,833	**128,215**
Interest paid	(millions of yen)	3,173	**3,794**
Interest paid / Net sales	(%)	2.9	**3.0**

Risks Concerning Revision of Real Estate-Related Regulations

The Group's businesses are subject to various laws and regulations related to real estate. Therefore, the Group's business performance could be impacted in the event of revisions to such relevant laws and regulations.

Risks in Cash Flows from Operating Activities

In fiscal 2007, net cash used in operating activities was ¥5,076 million, a turnaround of ¥27,320 million from the previous fiscal year, when net cash provided by operating activities totaled ¥22,243 million. Principal factors included income before income taxes and minority interests of ¥21,812 million, depreciation and amortization of ¥23,657 million, and an increase in capital investment and land procurement of ¥42,281 million. If the Company pursues aggressive land acquisition in the Residential Property Sales business, there may be an outflow of cash flows from operating activities.

Relationship between NTT and its Group Affiliates

Corporate Positioning in the NTT Group

NTT Urban Development functions as the only comprehensive real estate company in the NTT Group and conducts independent business operations. Although important issues are discussed with or reported to the parent company, NTT, the Company is not restricted or constrained in terms of independent decision-making. As of March 31, 2007, NTT's shareholding ratio stood at 67.3%, making it the majority shareholder of voting rights as stipulated in the Corporation Law.

Business Connection with the NTT Group

With mutual respect in terms of independence and autonomy, NTT Urban Development and NTT entered into a contract with regard to Group management and operations for the purpose of maximizing each Group companies' profit through the maximization of the Group's profit. Based on this contract, the Company makes payments for Group management and operation costs. In addition, the contract offers a wide range of benefits including consultation, permission to use the "NTT" brand, and access to Group-wide services for public relations. The use of the NTT brand name is particularly beneficial in terms of raising the Company's credibility and trustworthiness.

Furthermore, the Company has entered into building leasing agreements with NTT Group companies to gain rental revenues. Leasing rates are determined based on the same terms and conditions as leasing agreements for general tenants, and decided by mutual discussion in accordance with rates at neighboring properties or market prices. The Company has acquired land from the NTT Group for use mainly by the Residential Property Sales business, and acquisition prices were decided by mutual discussion, consistent with general land transactions, in consideration of standard concerns for business profitability.

Business transactions with the NTT Group in the Leasing business are detailed as follows.

Business transactions with the NTT Group in the Leasing business (non-consolidated basis)

		Fiscal 2006	Fiscal 2007
Revenues in the Leasing business	(millions of yen)	77,207	**84,985**
Revenues from the NTT Group	(millions of yen)	22,709	**23,776**
Revenues from the NTT Group / Leasing business	(%)	29.4	**28.0**

Relationships with Personnel of the NTT Group

Employees from the NTT Group are not treated as secondees but as permanently transferred workers. The Company has appointed an executive from NTT as an outside director and another as an outside auditor. This appointment was based upon the Company's request to implement its unique management decisions.

Consolidated Balance Sheets

As of March 31, 2006 and 2007

	Millions of yen		Thousands of U.S. dollars (Note 3)
	2006	**2007**	**2007**
ASSETS			
Current assets:			
Cash and cash equivalents (Note 7)	¥ 19,503	**¥ 2,255**	**$ 19,103**
Time deposits and short-term investments	23	**23**	**194**
Notes and accounts receivable, trade (Note 7)	6,174	**6,271**	**53,129**
Less allowance for doubtful receivables	(2)	**(1)**	**(14)**
Inventories (Notes 4 and 7)	40,445	**82,745**	**700,940**
Deferred tax assets (Note 13)	1,304	**725**	**6,149**
Other current assets (Note 7)	3,037	**2,832**	**23,995**
Total current assets	70,486	**94,853**	**803,499**
Property and equipment (Notes 7 and 11):			
Buildings and structures	609,280	**612,506**	**5,188,537**
Machinery and vehicles	13,953	**13,798**	**116,886**
Tools, furniture and fixtures	12,902	**13,277**	**112,476**
Land	76,374	**101,723**	**861,702**
Construction in progress	307	**14,083**	**119,303**
Subtotal	712,819	**755,390**	**6,398,906**
Less accumulated depreciation	(302,041)	**(320,637)**	**(2,716,115)**
Property and equipment, net	410,777	**434,753**	**3,682,790**
Investments and other assets:			
Investment securities (Note 5)	29,768	**20,422**	**173,000**
Long-term prepaid expenses	21,191	**20,070**	**170,016**
Intangible assets	1,801	**1,703**	**14,430**
Deferred tax assets (Note 13)	3,449	**3,301**	**27,965**
Other assets (Note 5)	6,321	**6,749**	**57,178**
Less allowance for doubtful receivables	(5)	**(5)**	**(49)**
Total investments and other assets	62,527	**52,242**	**442,542**
Total assets	¥ 543,792	**¥ 581,848**	**$ 4,928,832**

The accompanying notes are an integral part of the financial statements.

	Millions of yen		Thousands of U.S. dollars (Note 3)
	2006	**2007**	**2007**
LIABILITIES AND NET ASSETS			
Current liabilities:			
Short-term borrowings (Note 6)	¥ 34,500	**¥ 7,842**	**$ 66,430**
Current portion of long-term debt (Notes 6 and 7)	39,957	**35,561**	**301,243**
Notes and accounts payable, trade	13,274	**21,714**	**183,940**
Accrued income taxes (Note 13)	6,226	**4,193**	**35,525**
Other current liabilities	17,717	**26,845**	**227,404**
Total current liabilities	111,675	**96,156**	**814,544**
Long-term liabilities:			
Long-term debt (Notes 6 and 7)	194,485	**249,666**	**2,114,917**
Accrued employees' retirement benefits (Note 8)	5,084	**5,231**	**44,311**
Accrued directors' and corporate auditors' retirement benefits	200	**203**	**1,723**
Deposits from tenants	116,563	**105,230**	**891,405**
Other long-term liabilities	5	**191**	**1,621**
Total long-term liabilities	316,339	**360,522**	**3,053,979**
NET ASSETS			
Shareholders' equity (Notes 9 and 19):			
Common stock:			
Authorized — 2,100,000 shares in 2006 and 10,500,000 shares in 2007			
Issued — 658,240 shares in 2006 and 3,291,200 shares in 2007	48,760	**48,760**	**413,045**
Capital surplus	34,109	**34,109**	**288,943**
Retained earnings	32,299	**41,925**	**355,150**
Total shareholders' equity	115,169	**124,795**	**1,057,139**
Accumulated gains from revaluation and translation adjustments:			
Unrealized gains on available-for-sale securities, net of taxes	526	**296**	**2,511**
Total accumulated gains from revaluation and translation adjustments	526	**296**	**2,511**
Minority interests in consolidated subsidiaries	80	**77**	**657**
Total net assets	115,776	**125,169**	**1,060,308**
Total liabilities and net assets	¥543,792	**¥581,848**	**$4,928,832**

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Income

For the years ended March 31, 2006 and 2007

	Millions of yen		Thousands of U.S. dollars (Note 3)
	2006	2007	2007
Net sales	¥110,833	¥128,215	$1,086,113
Cost of sales	78,462	91,781	777,481
Gross profit	32,371	36,433	308,631
Selling, general and administrative expenses (Note 10)	10,654	11,342	96,082
Operating income	21,716	25,091	212,549
Other income (expenses):			
Interest income	0	11	93
Interest expense	(3,173)	(3,794)	(32,143)
Equity in earnings of affiliates	247	1,624	13,759
Loss on impairment of fixed assets (Notes 11 and 18)	(1,625)	—	—
Other, net (Note 12)	1,999	(1,119)	(9,484)
	(2,550)	(3,278)	(27,775)
Income before income taxes and minority interests	19,166	21,812	184,773
Income taxes (Note 13):			
Current	7,575	7,929	67,166
Deferred	185	885	7,502
Total income taxes	7,760	8,814	74,669
Minority interests	(4)	2	17
Net income (Note 14)	¥ 11,401	¥ 12,995	$ 110,086

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Changes in Net Assets

For the years ended March 31, 2006 and 2007

	Millions of yen		Thousands of U.S. dollars (Note 3)
	2006	**2007**	**2007**
Changes in shareholders' equity			
Common stock:			
Balance at the beginning of the year	¥ 48,760	**¥ 48,760**	**$ 413,045**
Balance at the end of the year	¥48,760	**¥48,760**	**$413,045**
Capital surplus:			
Balance at the beginning of the year	¥34,109	**¥34,109**	**$288,943**
Balance at the end of the year	¥34,109	**¥34,109**	**$288,943**
Retained earnings:			
Balance at the beginning of the year	¥25,903	**¥32,299**	**$273,609**
Add:			
Net income	11,401	**12,995**	**110,086**
Deduct:			
Cash dividends paid	(4,936)	**(3,291)**	**(27,879)**
Bonuses to directors and corporate auditors	(67)	**(78)**	**(666)**
Balance at the end of the year	¥32,299	**¥41,925**	**$355,150**
Total shareholders' equity	¥115,169	**¥124,795**	**$1,057,139**
Changes in revaluation and translation adjustments			
Unrealized gains on available-for-sale securities, net of taxes:			
Balance at the beginning of the year	¥236	**¥526**	**$4,460**
Net change during the year	290	**(230)**	**(1,948)**
Balance at the end of the year	¥526	**¥296**	**$2,511**
Changes in minority interests in consolidated subsidiaries			
Balance at the beginning of the year	¥88	**¥80**	**$684**
Net change during the year	(7)	**(3)**	**(27)**
Balance at the end of the year	¥80	**¥77**	**$657**
Total net assets	¥115,776	**¥125,169**	**$1,060,308**

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flows

For the years ended March 31, 2006 and 2007

	Millions of yen		Thousands of U.S. dollars (Note 3)
	2006	**2007**	**2007**
Operating activities:			
Income before income taxes and minority interests	¥ 19,166	**¥ 21,812**	**$ 184,773**
Adjustment for:			
Depreciation and amortization	23,828	**23,657**	**200,402**
Loss on impairment of fixed assets	1,625	**—**	**—**
Decrease in allowance for doubtful receivables	(5)	**(0)**	**(6)**
Increase in accrued employees' retirement benefits	413	**146**	**1,237**
Interest and dividend income	(31)	**(55)**	**(472)**
Interest expense	3,173	**3,794**	**32,143**
Commission paid on early repayments	679	**—**	**—**
Equity in earnings of affiliates	(247)	**(1,624)**	**(13,759)**
Gain on sales of property and equipment	(4,107)	**(306)**	**(2,593)**
Loss on disposal of property and equipment	1,427	**1,432**	**12,131**
Loss on devaluation of investment securities	234	**—**	**—**
(Increase) decrease in notes and accounts receivable, trade	117	**(97)**	**(827)**
Amortization of bonds issuance costs	—	**7**	**64**
Increase in inventories	(25,108)	**(42,281)**	**(358,165)**
Increase in notes and accounts payable, trade	8,751	**8,439**	**71,492**
Increase (decrease) in deposits from tenants	3,211	**(9,514)**	**(80,595)**
Bonuses to directors and corporate auditors	(67)	**(78)**	**(666)**
Other	(4,096)	**1,598**	**13,542**
Subtotal	28,965	**6,930**	**58,704**
Interest and dividends received	67	**1,561**	**13,225**
Interest paid	(3,234)	**(3,575)**	**(30,285)**
Commission paid on early repayments	(679)	**—**	**—**
Income taxes paid	(2,875)	**(9,992)**	**(84,649)**
Net cash provided by (used in) operating activities	22,243	**(5,076)**	**(43,005)**
Investing activities:			
Increase in time deposits	(3)	**—**	**—**
Purchases of property and equipment	(43,936)	**(43,117)**	**(365,248)**
Proceeds from sales of property and equipment	8,128	**1,068**	**9,052**
Purchases of investment securities	(9,196)	**(6)**	**(55)**
Proceeds from sales of investment securities	1	**125**	**1,066**
Proceeds from refund of investment securities	—	**8,950**	**75,815**
Other	(151)	**(15)**	**(133)**
Net cash used in investing activities	(45,157)	**(32,995)**	**(279,502)**
Financing activities:			
Net increase (decrease) in short-term borrowings	24,500	**(26,657)**	**(225,818)**
Proceeds from long-term borrowings	62,940	**67,750**	**573,909**
Repayments of long-term borrowings	(45,282)	**(32,457)**	**(274,944)**
Proceeds from issuance of bonds	—	**22,984**	**194,700**
Payments of redemption of bonds	(5,000)	**(7,500)**	**(63,532)**
Cash dividends paid	(4,931)	**(3,290)**	**(27,875)**
Cash dividends paid to minority shareholders	(11)	**(5)**	**(45)**
Net cash provided by financing activities	32,214	**20,823**	**176,394**
Net increase (decrease) in cash and cash equivalents	9,300	**(17,248)**	**(146,113)**
Cash and cash equivalents at the beginning of the year	10,203	**19,503**	**165,217**
Cash and cash equivalents at the end of the year	¥ 19,503	**¥ 2,255**	**$ 19,103**

The accompanying notes are an integral part of the financial statements.

1. Basis of Presentation

The accompanying consolidated financial statements of NTT Urban Development Corporation (the "Company") and its subsidiaries are prepared on the basis of generally accepted accounting principles in Japan, which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards, and are compiled from the consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan.

The information disclosed in the accompanying consolidated financial statements is translated from the original Japanese text and the scope and nature of the information is limited to that disclosed therein. However, certain reclassifications have been made to present the accompanying consolidated financial statements in a format that is familiar to readers outside Japan.

As permitted by the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted. Consequently, the totals shown in the accompanying consolidated financial statements (both in Japanese yen and U.S. dollars) do not necessarily agree with the sum of the individual accounts.

2. Summary of Significant Accounting Policies

(a) Basis of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and all of the companies controlled directly or indirectly by the Company. All significant inter-company balances and transactions have been eliminated upon consolidation. Upon acquisition of a subsidiary, all of its assets and liabilities are revalued to their respective fair value at the date of acquisition.

The consolidated subsidiaries as of March 31, 2006 and 2007 are as follows:

2006	**2007**
NTT Hokkaido Espace Corporation	NTT Hokkaido Espace Corporation
Otemachi First Square Inc.	Otemachi First Square Inc.
GP Building Management Co. Ltd.	—
NTT Urban Development Builservice Co.	NTT Urban Development Builservice Co.
Knox Twenty-One Co., Ltd.	Knox Twenty-One Co., Ltd.
DN Food Co., Ltd.	DN Food Co., Ltd.
Motomachi Parking Access Co., Ltd.	Motomachi Parking Access Co., Ltd.
—	NTT Urban Development West BS Co.
—	UD Fund Special Purpose Company
—	NU-3 Tokumei Kumiai
—	NU-4 Tokumei Kumiai

Effective in the year ended March 31, 2007, NTT Urban Development West BS Co. and UD Fund Special Purpose Company and two anonymous associations which conduct business through NU-3 Limited Liability Company and NU-4 Limited Liability Company have been included in consolidation. In addition, GP Building Management Co. Ltd. has been excluded from consolidation due to its liquidation.

On April 1, 2007, NTT Hokkaido Espace Corporation changed its company name to NTT Urban Development Hokkaido BS Co.

The companies over which the Company exercises significant influence in terms of their operating and financial policies are included in the consolidated financial statements on an equity basis.

The affiliated companies accounted for by the equity method as of March 31, 2006 and 2007 are as follows:

2006	**2007**
Tokyo Opera City Building Co., Ltd.	Tokyo Opera City Building Co., Ltd.
DHC Tokyo Co., Ltd.	DHC Tokyo Co., Ltd.
Tokyo Opera City Heat Supply Co., Ltd.	Tokyo Opera City Heat Supply Co., Ltd.
UDX Special Purpose Company	UDX Special Purpose Company
Crossfield Management Corporation	Crossfield Management Corporation
—	Harumi yontyome City Planning Design Co.

Effective in the year ended March 31, 2007, Harumi yontyome City Planning Design Co. has become an equity method affiliate since the Company newly acquired its shares.

The balance sheet date of UD Fund Special Purpose Company is February 28. In preparing the consolidated financial statements, financial statements of UD Fund Special Purpose Company are used, and significant transactions that occurred within the Company's consolidated balance sheet date are taken into account for consolidation purposes. Also, the balance sheet date of the two anonymous associations which conduct business through NU-3 Limited Liability Company and NU-4 Limited Liability Company are both on January 31. In preparing the consolidated financial statements, adjusted financial statements of these two anonymous associations as of the Company's consolidated balance sheet date are used. Except for these three consolidated subsidiaries, all of the above-shown consolidated subsidiaries and affiliated companies use a fiscal year ending on March 31 for each year, which is the same as the fiscal year of the Company.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of cash in hand, bank deposits, which can be withdrawn at any time, and short-term investments with an original maturity of three months or less, and which can be easily converted to cash and are subject to only an insignificant risk of change in value.

(c) Inventories

Real estate inventories are stated at cost determined by the specific identification method.

(d) Investment Securities

Marketable securities are stated at fair value with changes in unrealized gain or loss, net of the applicable income taxes, included directly in net assets. Non-marketable securities are stated at cost. Cost of securities sold is determined by the moving average method.

Investments in limited liability investment partnerships and similar associations are evaluated based on the recent financial information available, and the net amounts of equity in earnings of these entities are accounted for as additions to or deductions from the carrying amounts of these investments.

(e) Accounting for the Impairment of Fixed Assets

In the year ended March 31, 2006, the Company and its subsidiaries adopted the new accounting standard for impairment of fixed assets (the Accounting Standard for Impairment of Fixed Assets (the "Standard") and the implementation guidance for the accounting standard for impairment of fixed assets (the "Guidance")). The Standard and Guidance require that fixed assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized in the statements of income by directly reducing the carrying value of impairment assets or a group of assets to the recoverable amount, which is the higher of the net selling price or the value in use.

As a result of the adoption of this new accounting standard, income before income taxes and minority interests decreased by ¥1,625 million for the year ended March 31, 2006.

(f) Property and Equipment

Property and equipment are stated at cost. Depreciation of the property and equipment of the Company and its subsidiaries is calculated principally using the declining-balance method, except that the straight-line method is applied to all buildings acquired subsequent to April 1998 as well as three other buildings, based on their estimated useful lives: 15 to 50 years for buildings and structures, 5 to 17 years for machinery and vehicles, and 2 to 20 years for tools, furniture and fixtures. Significant renewals and additions are capitalized at cost. Maintenance and repairs are charged to income when incurred.

(g) Intangible Assets and Amortization

Intangible assets are stated at cost. Amortization of intangible assets is calculated using the straight-line method.

Capitalized software for internal use is amortized over its estimated useful life (five years).

(h) Long-term Prepaid Expenses

Amortization of long-term prepaid expenses is calculated using the straight-line method.

(i) Bond Issuance Expenses

Expenses relating to bond issuance are charged to income when incurred.

(j) Leases

Non-cancelable leases are accounted for as operating leases. However, if lease agreements stipulate that the ownership of the leased assets is to be transferred to the lessee, they are accounted for as finance leases.

(k) Allowance for Doubtful Receivables

The Company and its subsidiaries provides for an allowance for doubtful receivables to cover estimated probable losses on collection. The allowance consists of a general reserve calculated based on the historical write-off rate of each company, and a specific reserve which is the estimated uncollectible amount with respect to identified doubtful receivables.

(l) Retirement Benefits

Accrued employees' retirement benefits have been provided mainly at an amount calculated based on the retirement benefit obligation and the fair value of the pension plan assets as of the balance sheet dates, adjusted for unrecognized actuarial differences and unrecognized prior service costs. The retirement benefit obligation is attributed, using the straight-line method, to each period over the estimated years of service of the eligible employees.

When actuarial differences are recognized, they are amortized using the straight-line method over the eligible employees' average remaining period of service from the following year.

Prior service costs are amortized using the straight-line method over the estimated years of service of the eligible employees from the year when the cost is incurred.

In addition, directors and corporate auditors of the Company and certain subsidiaries are entitled to lump-sum payments under their respective unfunded severance benefits plans. Provision for the indemnity for such benefits represents the estimated amounts that would be payable if all such beneficiaries were to retire on the balance sheet date.

(m) Income Taxes

Deferred income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for estimated future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of assets and liabilities.

Deferred tax assets and liabilities are measured using the enacted tax rates applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(n) Revenue Recognition

Revenues from the sale of land and residential homes are recognized when units are delivered and accepted by customers. Revenues from leasing land and buildings are recognized as rent accrued over the lease term.

(o) Consumption Taxes

Transactions subject to consumption taxes are recorded at amounts exclusive of these taxes.

(p) Derivatives

The Company and certain subsidiaries have entered into derivative transactions in order to manage certain risks arising from adverse fluctuations in interest rates. Derivative financial instruments are stated at fair value, with changes in unrealized gains or losses charged to income, except for those that meet the criteria for deferral hedge accounting in which case unrealized gains or losses are deferred as an asset or a liability. Interest rate swaps that meet specific criteria are not re-measured at market value but the differences paid or received under swap agreements are recognized as interest expense or income.

(q) Appropriation of Retained Earnings

Effective for the year ended March 31, 2007, the Corporation Law of Japan (the "Law"), which represents part of the general reform of corporate legislation, was put into effect. In accordance with the Law, distribution of capital surplus and retained earnings can be made at any time by resolution of the shareholders or by the Board of Directors if certain conditions are met.

Under the former Commercial Code of Japan, the appropriation of retained earnings was carried out through a resolution of shareholders at a general meeting that must be held within three months of the end of each fiscal year. The appropriation of retained earnings reflected in the accompanying consolidated financial statements for the year ended March 31, 2006 represents the result of such appropriations applicable to the immediately preceding fiscal year, which was approved by the shareholders and disposed of during that year.

(r) Accounting Changes
In the year ended March 31, 2007, the Company and its subsidiaries adopted the new accounting standard for presentation of net assets in the balance sheet (the Accounting Standard for Presentation of Net Assets in the Balance Sheet and the Implementation Guidance for the Accounting Standard for Presentation of Net Assets in the Balance Sheet). If the new accounting standard had not been adopted and the previous presentation method for the Shareholders' equity had been applied, the amount of total Shareholders' equity as of March 31, 2007 would have been ¥125,091 million ($1,059,651 thousand).

Net assets in the consolidated financial statements for the year ended March 31, 2007 are presented according to the revision of "Regulations Concerning the Terminology, Form and Presentation Methods of Consolidated Financial Statements." Furthermore, the Company presented its net assets in the consolidated financial statements for the year ended March 31, 2006 to conform to the presentation of consolidated financial statements for the year ended March 31, 2007.

In the year ended March 31, 2007, the Company and its subsidiaries changed their accounting policy for the recognition of advertising expenses for sales of real estate, from when the cost occurred to when the subject real estate is completed and sold, in order to attain proper matching of revenue and expenses relate to the sales of real estate. As a result of the adoption of this new accounting policy, Selling, general and administrative expenses decreased by ¥515 million (U.S. $4,365) and Operating income and Income before income taxes and minority interests increase by the same amount, and Net income increased by ¥305 million (U.S. $2,588) for the year ended March 31, 2007, each as compared with the corresponding amount under the previous method.

In the year ended March 31, 2007, the Company and its subsidiaries changed their accounting policy for the classification of income and expenses derived from the transactions of their special purpose entities, from recognition as Other income (expenses) to as a component of Operating income, due to a change in the articles of incorporation in which the purpose of the transactions of its special purpose entities has been revised to be as an element of operating activities. (Equity in earnings of affiliates is recognized as Other income (expenses) as ever.) As a result of the adoption of this new accounting policy, Net sales increased by ¥24 million (U.S. $210) and Gross profit and Operating income increased by ¥22 million (U.S. $187) for the year ended March 31, 2007, each as compared with the corresponding amount under the previous method, however, there was no effect in Income before income taxes and minority interests and Net income.

(s) Reclassification
Certain amounts in the prior year's financial statements have been reclassified to conform to the current year's presentation.

3. U.S. Dollar Amounts

The translation of Japanese yen amounts into U.S. dollars is included solely for the convenience of readers, using the exchange rate on March 31, 2007, which was ¥118.05 to U.S. $1. This translation should not be construed as a representation that the Japanese yen amounts have been or could be readily converted, realized or settled in U.S. dollars at this or any other rate of exchange.

4. Inventories

Inventories as of March 31, 2006 and 2007 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	**2007**	**2007**
Real estate for sale	¥ 374	**¥ 540**	**$ 4,578**
Real estate projects in progress	39,883	**82,090**	**695,388**
Raw materials, supplies and others	187	**114**	**973**
Total	¥40,445	**¥82,745**	**$700,940**

5. Securities

(a) The acquisition cost, carrying value and unrealized gains of marketable securities as of March 31, 2006 and 2007 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2007	2007
Acquisition cost:			
Equity securities	¥ 953	¥ 953	$ 8,078
Debt securities	—	—	—
Total	¥ 953	¥ 953	$ 8,078
Carrying value:			
Equity securities	¥1,841	¥1,453	$12,313
Debt securities	—	—	—
Total	¥1,841	¥1,453	$12,313
Unrealized gains:			
Equity securities	¥ 887	¥ 499	$ 4,235
Debt securities	—	—	—
Total	¥ 887	¥ 499	$ 4,235

(b) The aggregate book value of securities with no available fair value as of March 31, 2006 and 2007 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2007	2007
Unlisted domestic stocks	¥ 317	¥ 317	$ 2,692
Unlisted preferred equity securities	100	—	—
Investments in silent partnerships	10,168	10,139	85,891
Total	¥10,585	¥10,457	$88,583

(c) Investments in affiliates as of March 31, 2006 and 2007 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2007	2007
Common stock	¥ 1,221	¥1,287	$10,903
Preferred equity securities	16,132	7,224	61,200
Total	¥17,353	¥8,511	$72,103

(d) The proceeds and gross gains from the sale of available-for-sale securities for the years ended March 31, 2006 and 2007 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2007	2007
Proceeds	¥61	¥—	$—
Gross gains	0	—	—

6. Short-term Borrowings and Long-term Debt

Short-term borrowings and their weighted average interest rates as of March 31, 2006 and 2007 are as follows:

	Millions of yen		Thousands of U.S. dollars	Weighted average interest rate	
	2006	**2007**	**2007**	2006	**2007**
Short-term bank loans	¥34,500	**¥7,842**	**$66,430**	0.1%	**0.7%**

As of March 31, 2006 and 2007, long-term debt consists of the following:

Description	Interest rate	Maturity	Millions of yen 2006	**2007**	Thousands of U.S. dollars **2007**
Unsecured bonds	0.70%	2006	¥ 7,500	**¥ —**	**$ —**
Unsecured bonds	0.80%	2007	4,300	**4,300**	**36,425**
Unsecured bonds	0.50%	2007	5,000	**5,000**	**42,354**
Unsecured bonds	0.90%	2008	10,000	**10,000**	**84,709**
Unsecured bonds	1.90%	2016	—	**19,992**	**169,354**
Secured bonds	1.20%	2008	—	**3,000**	**25,412**
Borrowings from banks and other financial institutions:					
Secured	0.85–4.40%	2007–2022	44,252	**46,866**	**397,001**
Unsecured	0.00–2.85%	2007–2017	163,390	**196,069**	**1,660,901**
			234,442	**285,227**	**2,416,160**
Less current portion			39,957	**35,561**	**301,243**
Total			¥194,485	**¥249,666**	**$2,114,917**

The maturities of long-term debt as of March 31, 2007 are summarized as follows:

Fiscal years ending March 31,	Millions of yen	Thousands of U.S. dollars
2008	¥ 35,561	$ 301,243
2009	58,190	492,933
2010	36,979	313,254
2011 and thereafter	154,495	1,308,729
Total	¥285,227	$2,416,160

7. Mortgaged Assets

(a) The assets mortgaged for long-term debt as of March 31, 2006 and 2007 are as follows:

	Millions of yen 2006	**2007**	Thousands of U.S. dollars **2007**
Cash and cash equivalents	¥ —	**¥ 446**	**$ 3,784**
Notes receivable and accounts receivable	—	**16**	**138**
Inventories	—	**13,579**	**115,034**
Other current assets	—	**65**	**555**
Buildings and structures (Buildings in 2006)	140,239	**128,648**	**1,089,779**
Land	14,145	**15,936**	**134,994**
Other property and equipment	—	**3**	**26**
Total	¥154,384	**¥158,696**	**$1,344,313**

(b) Corresponding debt secured by the above collateral as of March 31, 2006 and 2007 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	**2007**	**2007**
Bonds	¥ —	**¥ 3,000**	**$ 25,412**
Current portion of long-term debt	24	**5,104**	**43,235**
Long-term debt	44,228	**41,762**	**353,765**
Total	¥44,252	**¥49,866**	**$422,414**

8. Retirement Benefit Plans

The Company and certain subsidiaries have defined benefit plans for employees, consisting of Employees Pension Fund plans, which are established under the Welfare Pension Insurance Law of Japan, contract-type corporate pension plans and lump-sum payment plans, which are based on an employee's basic pay, length of service, and the conditions under which termination of employment occurs.

The following table sets forth the funding and accrual status of the plans, and the amounts recognized in the consolidated balance sheets as of March 31, 2006 and 2007 for the Company and its subsidiaries' defined benefit plans:

	Millions of yen		Thousands of U.S. dollars
	2006	**2007**	**2007**
Retirement benefit obligation	¥(8,688)	**¥(9,487)**	**$(80,367)**
Plan assets at fair value	4,958	**5,375**	**45,537**
Unfunded retirement benefit obligation	(3,730)	**(4,111)**	**(34,830)**
Unrecognized net actuarial gains	(1,358)	**(1,122)**	**(9,509)**
Unrecognized prior service costs	3	**3**	**27**
Accrued employees' retirement benefits	¥(5,084)	**¥(5,231)**	**$(44,311)**

The components of retirement benefit expenses for the years ended March 31, 2006 and 2007 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	**2007**	**2007**
Service costs	¥ 241	**¥ 319**	**$ 2,710**
Interest costs	188	**212**	**1,800**
Expected return on plan assets	(101)	**(124)**	**(1,052)**
Amortization of net actuarial gains	(73)	**(110)**	**(935)**
Amortization of prior service costs	0	**0**	**3**
Employees' contribution	(15)	**(16)**	**(136)**
Retirement benefit expenses	¥ 240	**¥ 282**	**$ 2,389**

The assumptions used in accounting for the above plans as of March 31, 2006 and 2007 are as follows:

	2006	**2007**
Discount rates	2.5%	**2.5%**
Expected rate of return on assets	2.5%	**2.5%**
Amortization period of unrecognized actuarial differences	9.6 – 13.2 years	**9.6 – 13.2 years**
Amortization period of unrecognized prior service costs	11.2 – 11.5 years	**11.2 – 11.5 year**

Transfer of the substituted portion of an employee pension plan to the government:
The retirement plan of the Company includes a portion of the Japanese government pension plan, which the Company manages on behalf of the government, in addition to the retirement benefit plan of the Company. In June 2001, the Contributed Benefit Pension Plan Law was enacted, which would allow the Company to transfer the portion of the pension plan that was managed on the Japanese government's behalf back to the government, thereby eliminating the Company's liability for benefits related to future employee services under that portion. In order to transfer that portion, the Company must obtain approval from the Minister of Health, Labor and Welfare to be exempted from the obligation to pay benefits related to future employee services under that portion. In addition, the Company must obtain approval from the Minister to separate the remaining benefit obligation under that portion in relation to past employee services. On obtaining this approval, the remaining benefit obligation under that portion (relating to past services) as well as the government-specified portion of the plan assets will be transferred to the government.

The Company applied for exemption from the obligation to pay benefits relating to future employee services and received approval from the Minister of Health, Labor and Welfare on September 1, 2003. The amount of the government-specified portion of plan assets to be transferred to the government was ¥937 million and ¥988 million ($8,371 thousand) as of March 31, 2006 and 2007, respectively. Had the plan assets been transferred on those days, the projected gain would have been ¥963 million and ¥1,053 million ($8,927 thousand) for the years ended March 31, 2006 and 2007, respectively.

9. Shareholders' Equity

The Corporation Law provides that an amount equal to 10% of distribution of surplus (aggregate of capital surplus and retained earnings) must be appropriated as a legal reserve or as additional paid-in capital depending on which surplus is distributed, until the total of such reserve and additional paid-in capital equals 25% of common stock. The Company has appropriated retained earnings to the legal reserve in relation to the distribution of retained earnings. The legal reserve amounted to ¥3,437 million ($29,117 thousand) as of March 31, 2006 and 2007, which is included in retained earnings.

10. Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of the following for the years ended March 31, 2006 and 2007:

	Millions of yen		Thousands of U.S. dollars
	2006	**2007**	**2007**
Salaries, allowances and bonuses	¥3,194	**¥3,498**	**$29,637**
Outsourcing	1,911	**2,533**	**21,458**
Dues and taxes	1,354	**1,083**	**9,180**
Compensation for removal	—	**775**	**6,572**
Advertising expenses	1,105	**510**	**4,323**
Employees' retirement benefits	203	**197**	**1,670**
Directors' and corporate auditors' retirement benefits	32	**38**	**326**

11. Impairment Loss on Fixed Assets

In the year ended March 31, 2006, the Company and its subsidiaries recognized impairment losses on the following groups of assets:

			Millions of yen
Description	Classification	Location	2006
Office building	Building and land	Chiyoda-ku, Tokyo	¥ 219
Office building	Land	Minato-ku, Tokyo	411
Commercial facility	Building	Nagoya-shi, Aichi	994
Total			¥1,625

The Company and its subsidiaries evaluated for impairment of fixed assets for each piece of real estate. As a result, assets were recognized as impaired whenever the carrying amounts exceed the fair values or net cash flows. The carrying amounts of the impaired assets were reduced to the recoverable amounts, and the amounts of the reductions were recognized as "Loss on impairment of fixed assets," which is included in other expenses. The impairment amount consisted of ¥1,103 million relating to buildings and ¥521 million relating to land.

The Company and its subsidiaries assess the recoverability of the assets based on their net selling prices or the values in use. The net selling prices are determined mainly based on appraisal value calculated by real-estate appraisers, while the values in use are calculated based on the present values of future cash flows, using a discount rate of 5%.

12. Other Income (Expenses)

The components of "Other, net" in "Other income (expenses)" for the years ended March 31, 2006 and 2007 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2007	2007
Dividend income	¥ 30	¥ 44	$ 378
Contributions received in aid of construction	215	39	337
Gain on donated fixed assets	2	32	274
Gain on sales of property and equipment	4,107	306	2,593
Commission paid on early repayments	(679)	—	—
Loss on disposal of property and equipment	(1,427)	(1,432)	(12,131)
Loss on devaluation of investment securities	(234)	—	—
Other	(14)	(110)	(934)
Total	¥1,999	¥(1,119)	$(9,484)

The components of "Gain on sales of property and equipment" in "Other income (expenses)" for the years ended March 31, 2006 and 2007 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2007	2007
Land	¥4,107	¥306	$2,593

The components of "Loss on disposal of property and equipment" in "Other income (expenses)" for the years ended March 31, 2006 and 2007 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2007	2007
Buildings	¥ (761)	¥ (739)	$ (6,261)
Structures	(7)	(6)	(52)
Removal cost	(475)	(625)	(5,295)
Tools, furniture and fixtures	(182)	(61)	(522)
Total	¥(1,427)	¥(1,432)	$(12,131)

13. Income Taxes

Income taxes in Japan applicable to the Company and its consolidated subsidiaries consist of corporation tax, inhabitant taxes and enterprise taxes, which, in aggregate, resulted in a statutory tax rate of 40.7% in both 2006 and 2007.

The significant components of deferred tax assets and liabilities as of March 31, 2006 and 2007 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2007	2007
Deferred tax assets:			
Accrued bonuses	¥ 140	¥ 155	$ 1,313
Enterprise taxes payable	495	376	3,188
Loss on land devaluation	2,918	2,455	20,800
Real estate acquisition taxes payable	198	56	480
Depreciation	1,256	1,388	11,764
Accrued employees' retirement benefits	2,064	2,124	17,996
Loss on impairment of fixed assets	643	626	5,307
Other	373	536	4,547
Total	8,090	7,720	65,399
Deferred tax liabilities:			
Depreciation reserve for tax purposes	(2,925)	(3,416)	(28,937)
Other	(410)	(277)	(2,347)
Total	(3,335)	(3,693)	(31,284)
Net deferred tax assets	¥ 4,754	¥ 4,027	$ 34,115

For the years ended March 31, 2006 and 2007, reconciliation of the difference between the statutory tax rate and the effective tax rate is omitted because the total of these differences is less than 5% of the statutory tax rate.

14. Amounts Per Share

	Millions of yen		Thousands of U.S. dollars
	2006	2007	2007
Net income	¥11,401	¥12,995	$110,086
Amounts not attributable to common stock:			
Bonuses to directors and corporate auditors by appropriation of retained earnings	78	—	—
Net income attributable to common stock	¥11,322	¥12,995	$110,086
The average number of common stocks outstanding during the year	658,240 shares	3,291,200 shares	

	Yen		U.S. dollars
	2006	2007	2007
Basic net income per share	¥ 17,201.07	¥ 3,948.64	$ 33.44
Cash dividends per share	5,000	3,000	25.41
Net assets per share	¥175,765.71	¥38,007.98	$321.96

Diluted net income per share is not disclosed because the Company does not have any dilutive securities. Basic net income per share was computed by dividing net income available for distribution to shareholders of common stock by the weighted average number of shares of common stock outstanding during the year. Net assets per share were computed by dividing net assets available for distribution to shareholders of common stock by the number of shares of common stock outstanding at the year end. Cash dividends per share represent the cash dividends proposed by the Board of Directors as applicable to the respective years together with the interim cash dividends paid.

On January 1, 2007, the Company completed a five-for-one stock split. Per share data for the year ended March 31, 2006 assuming that the stock split occurred at the beginning of the prior fiscal year are as follows:

	Yen	U.S. dollars
	2006	2006
Net assets per share	¥35,153.14	¥297.78
Basic net income per share	3,440.21	29.14

15. Lease Transactions

(Finance lease transactions)

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of the leased assets of the Company and its subsidiaries as of March 31, 2006 and 2007, which would have been reflected in the consolidated balance sheets if finance lease accounting had been applied to the finance leases without transfer of ownership, which are currently accounted for as operating leases:

	Millions of yen		
	2006		
	Acquisition costs	Accumulated depreciation	Net book value
Machinery and vehicles	¥ 80	¥ 47	¥ 33
Tools, furniture and fixtures	524	183	340
Intangible assets	200	96	104
Total	¥806	¥328	¥478

	Millions of yen			Thousands of U.S. dollars		
	2007			**2007**		
	Acquisition costs	Accumulated depreciation	Net book value	Acquisition costs	Accumulated depreciation	Net book value
Buildings and structures	**¥ 3**	**¥ 0**	**¥ 2**	**$ 25**	**$ 6**	**$ 19**
Machinery and vehicles	**91**	**62**	**29**	**772**	**525**	**246**
Tools, furniture and fixtures	**895**	**473**	**421**	**7,581**	**4,010**	**3,571**
Intangible assets	**232**	**146**	**86**	**1,967**	**1,237**	**730**
Total	**¥1,221**	**¥682**	**¥539**	**$10,347**	**$5,779**	**$4,567**

Lease payments relating to finance leases accounted for as operating leases in the accompanying consolidated financial statements amounted to ¥170 million and ¥234 million ($1,985 thousand) for the years ended March 31, 2006 and 2007, respectively. These amounts are equal to the depreciation of the leased assets computed using the straight-line method over the respective lease terms with no residual value of assets for the years ended March 31, 2006 and 2007, respectively.

Interest implicit in these leases is included in the above minimum lease payments because of the immateriality of the leased property. Acquisition costs and future minimum lease payments under finance leases are also included in the interest expense portion.

Future minimum lease payments (including the interest portion thereon) subsequent to March 31, 2006 and 2007 for finance leases accounted for as operating leases are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	**2007**	**2007**
Due within one year	¥147	**¥201**	**$1,704**
Due after one year	330	**338**	**2,863**
Total	¥478	**¥539**	**$4,567**

(Operating lease transactions)

The amounts of outstanding future minimum lease payments as of March 31, 2007 are as follows:

	Millions of yen	Thousands of U.S. dollars
	2007	**2007**
Due within one year	**¥3**	**$26**
Due after one year	**0**	**4**
Total	**¥3**	**$30**

16. Derivative Transactions

The Company and certain subsidiaries have entered into derivative transactions in order to manage certain risks arising from adverse fluctuations of interest rates, but have not entered into such transactions for speculative or trading purposes. The Company and certain subsidiaries are exposed to credit risk in the event of nonperformance by the counterparties in the interest rate contracts; however, the Company's management believes that any such loss would be immaterial because all of these counterparties are banks with high credit ratings. The notional amounts and estimated fair value of outstanding derivative transactions are omitted because interest rate swap hedge accounting is applied for all derivative transactions.

Principal hedging items and hedged items are as follows:

Hedging items: interest rate swap contracts
Hedged items: borrowings

Under the Company's internal rules which prescribe the persons authorized to execute derivative transactions, as well as the limits and other items concerning derivative transactions, transactions are executed by the finance department upon approval by the director in charge. Periodic assessment of hedge effectiveness is not performed because the swaps are interest swaps to which special matching criteria are applied.

17. Related Party Transactions

The Company has engaged in transactions with NTT, its other subsidiaries, and its affiliated companies in the ordinary course of business.

Related party transactions for the year ended March 31, 2006 are as follows:

	2006	
Nature of relationship	Subsidiary of parent company	Subsidiary of parent company
Name of the related party	Nippon Telegraph and Telephone West Corporation	NTT Leasing Co., Ltd.
Equity ownership percentage	—	(Owned) 1.4%
Description of transaction	a) Purchase of land for sale	
	b) Purchase of land	Borrowing
Transaction amount	a) ¥10,852 million ($92,381 thousand)	
	b) ¥1,704 million ($14,508 thousand)	—
Balance at year-end	Accounts payable: ¥6,944 million ($59,119 thousand)	Short-term borrowing: ¥20,000 million ($170,256 thousand)
	Other current liabilities: ¥1,004 million ($8,549 thousand)	Long-term borrowing: ¥36,200 million ($308,163 thousand)

On April 1, 2005, NTT Leasing Co., Ltd. merged with NTT Finance Japan Co., Ltd., retaining NTT Leasing Co., Ltd., and dissolving NTT Finance Japan Co., Ltd.

Related party transactions for the year ended March 31, 2007 are as follows:

	2007		
Nature of relationship	Subsidiary of parent company	Subsidiary of parent company	Subsidiary of parent company
Name of the related party	Nippon Telegraph and Telephone West Corporation	NTT Finance Corporation	NTT Communications Corporation
Equity ownership percentage	—	(Owned) 1.4%	—
Description of transaction	a) Purchase of land for sale b) Purchase of land	a) Short-term borrowing b) Long-term borrowing	Purchase of land for sale
Transaction amount	a) ¥10,235 million ($86,703 thousand) b) ¥5,645 million ($47,818 thousand)	a) — b) ¥8,000 million ($67,767 thousand)	¥6,514 million ($55,186 thousand)
Balance at year-end	Accounts payable: ¥10,100 million ($85,564 thousand) Other current liabilities: ¥5,383 million ($45,602 thousand)	Short-term borrowing: ¥2,842 million ($24,075 thousand) Long-term borrowing: ¥44,200 million ($374,417 thousand)	Accounts payable: ¥6,514 million ($55,186 thousand)

On July 1, 2006, NTT Leasing Co., Ltd. changed its company name to NTT Finance Corporation.

These related party transactions took place on terms similar to those with third parties.

18. Segment Information

The Company and its subsidiaries are primarily engaged in the real estate business. Their business is principally classified into the following three segments in terms of the type, nature and business market: leasing, residential property sales, and others. The leasing segment mainly engages in the leasing of building space. The residential property sales segment mainly engages in the sale of residential housing, primarily condominiums and houses. The other segment mainly engages in property management.

The business segment information for the Company and its subsidiaries for the years ended March 31, 2006 and 2007 is as follows:

	Millions of yen					
	2006					
	Leasing	Residential property sales	Others	Total	Eliminations or Corporate	Consolidated
Sales and operating income:						
Sales to third parties	¥ 77,150	¥23,543	¥10,138	¥110,833	¥ —	¥110,833
Inter-segment sales and transfers	338	—	3,817	4,155	(4,155)	—
Total sales	77,488	23,543	13,956	114,988	(4,155)	110,833
Operating expenses	57,715	19,040	12,954	89,710	(593)	89,116
Operating income	¥ 19,773	¥ 4,503	¥ 1,001	¥ 25,278	¥(3,561)	¥ 21,716
Assets, depreciation and capital expenditures:						
Total assets	¥440,931	¥45,522	¥ 6,206	¥492,660	¥51,131	¥543,792
Depreciation	23,652	1	3	23,656	171	23,828
Loss on impairment of fixed assets	1,625	—	—	1,625	—	1,625
Capital expenditures	44,980	—	10	44,991	433	45,425

	Millions of yen					
	2007					
	Leasing	Residential property sales	Others	Total	Eliminations or Corporate	Consolidated
Sales and operating income:						
Sales to third parties	¥ 85,098	¥32,680	¥10,436	¥128,215	¥ —	¥128,215
Inter-segment sales and transfers	213	—	3,088	3,301	(3,301)	—
Total sales	85,312	32,680	13,524	131,517	(3,301)	128,215
Operating expenses	62,127	27,451	12,573	102,152	971	103,124
Operating income	¥ 23,184	¥ 5,228	¥ 951	¥ 29,365	¥(4,273)	¥ 25,091
Assets, depreciation and capital expenditures:						
Total assets	¥480,612	¥88,606	¥ 7,122	¥576,340	¥ 5,507	¥581,848
Depreciation	23,468	2	7	23,477	179	23,657
Loss on impairment of fixed assets	—	—	—	—	—	—
Capital expenditures	48,466	4	20	48,491	97	48,589

	Thousands of U.S. dollars					
	2007					
	Leasing	Residential property sales	Others	Total	Eliminations or Corporate	Consolidated
Sales and operating income:						
Sales to third parties	$ 720,870	$276,832	$ 88,410	$1,086,113	$ —	$1,086,113
Inter-segment sales and transfers	1,809	—	26,159	27,968	(27,968)	—
Total sales	722,679	276,832	114,569	1,114,081	(27,968)	1,086,113
Operating expenses	526,283	232,540	106,506	865,330	8,233	873,563
Operating income	$ 196,395	$ 44,291	$ 8,063	$ 248,751	$(36,201)	$ 212,549
Assets, depreciation and capital expenditures:						
Total assets	$4,071,258	$750,584	$ 60,334	$4,882,177	$ 46,655	$4,928,832
Depreciation	198,798	20	61	198,879	1,522	200,402
Loss on impairment of fixed assets	—	—	—	—	—	—
Capital expenditures	410,559	38	176	410,774	822	411,597

Operating expenses not attributable to the business segments are included in Eliminations or Corporate. These amounted to ¥3,563 million and ¥4,273 million ($36,201 thousand) for the years ended March 31, 2006 and 2007, respectively.

Assets not attributable to the business segments, but included in Eliminations or Corporate, are mainly cash and cash equivalents, investment securities and assets for administration. The balances of assets not attributable to the business segments amounted to ¥53,761 million and ¥5,507 million ($46,655 thousand) as of March 31, 2006 and 2007, respectively.

Capital expenditures and depreciation include payment for long-term prepaid expenses and the related amortization expense.

The Company has not disclosed geographical segment information or overseas sales, since none of the Company's subsidiaries or important branches are located outside Japan, and the Company does not have any overseas sales.

19. Subsequent Events

On April 17, 2007, the Company made application to the Minister of Health, Labor and Welfare, for the approval of the transfer of remaining benefit obligations relating to past services.

The following appropriations of retained earnings of the Company, which have not been reflected in the accompanying consolidated financial statements for the year ended March 31, 2007, were approved at the general shareholders' meeting held on June 21, 2007:

	Millions of yen	Thousands of U.S. dollars
Increase in retained earnings:		
Decrease in depreciation reserve for tax purposes	¥ 24	$ 206
Decrease in retained earnings:		
Year-end cash dividends:		
(¥500 = U.S.$ 4.23 per share)	1,645	13,939
Increase in depreciation reserve for tax purposes	(765)	(6,481)

Report of Independent Auditors

To the Board of Directors of
NTT Urban Development Corporation

We have audited the accompanying consolidated balance sheets of NTT Urban Development Corporation (the "Company") and its subsidiaries as of March 31,2006, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese Yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of March 31,2006, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Without qualifying our opinion, we draw attention to the following.

As described in Note 2, effective for the year ended March 31, 2006, the Company and its subsidiaries adopted the new Japanese accounting standard for impairment of fixed assets.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 3 to the accompanying consolidated financial statements.

Misuzu Audit Corporation

Misuzu Audit Corporation(formerly ChuoAoyama PricewaterhouseCoopers)
Tokyo, Japan
June 26, 2006

To the Board of Directors and Shareholders of NTT Urban Development Corporation

We have audited the accompanying consolidated balance sheet of NTT Urban Development Corporation and its subsidiaries as of March 31, 2007, and the related consolidated statements of income, changes in net assets, and cash flows for the year then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of NTT Urban Development Corporation and its subsidiaries as of March 31, 2007, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in Japan.

Without qualifying our opinion, we draw attention to the following:

1. As described in Note 2 (r) "Accounting Changes" to the accompanying consolidated financial statements, effective for the year ended March 31, 2007, NTT Urban Development Corporation and its subsidiaries changed their accounting policy for the recognition of advertising expenses for sales of real estate from when the cost occurred to when the subject real estate is completed and sold.
2. As described in Note 2 (r) "Accounting Changes" to the accompanying consolidated financial statements, effective for the year ended March 31, 2007, NTT Urban Development Corporation and its subsidiaries changed their accounting policy for the classification of income and expenses derived from the transactions of its special purpose entities, except for equity in earnings of affiliates, from recognition as Other income (expenses) to as an component of Operating income.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 3 to the accompanying consolidated financial statements.

Misuzu Audit Corporation

Misuzu Audit Corporation
Tokyo, Japan

KPMG AZSA & Co.

KPMG AZSA&Co.
Tokyo, Japan

June 21, 2007

Affiliated Companies As of March 31, 2007

Consolidated Subsidiaries	Capitalization (Millions of yen)	Voting Rights	Fields of Operation
NTT Espace Corporation	50	100.0	Effective use and management of NTT-owned real estate in Hokkaido
Otemachi First Square Inc.	50	56.5	Management of Otemachi First Square Building
NTT Urban Development Builservice Co.	300	100.0	Remodeling, management and operation of buildings in the greater Tokyo metropolitan area
Knox Twenty-One Co., Ltd.	24	100.0	Operation of NTT Group's convention facilities
DN Food Co., Ltd.	40	100.0	Operation of restaurants catering to tenants of buildings owned by NTT Urban Development
NTT Urban Development West BS Co.	100	100.0	Maintenance and management of buildings, condominiums, and remodeling in Western Japan area
Motomachi Parking Access Co., Ltd.	60	58.3	Maintenance of underground passages in Hiroshima's Motomachi area
UD Fund Special Purpose Company	1,400	100.0	Investment vehicle for NTT Urban Development's real estate investments
NU-3 Tokumei Kumiai	3,800	100.0	Investment vehicle for NTT Urban Development's real estate investments
NU-4 Tokumei Kumiai	2,100	100.0	Investment vehicle for NTT Urban Development's real estate investments

Notes 1. The liquidation of GP Building Management Co., Ltd. was completed on October 24, 2006.
2. NTT Espace Corporation was renamed NTT Urban Development Hokkaido BS Corporation on April 1, 2007.

Equity Method Affiliates

Tokyo Opera City Building Co., Ltd.	20	23.7	Management of Tokyo Opera City Building
DHC Tokyo Co., Ltd.	200	50.0	District heating and cooling services for Granpark Tower Building
Tokyo Opera City Heat Supply Co., Ltd.	980	36.2	District heating and cooling services for Tokyo Opera City Building
UDX Special Purpose Company	14,100	50.0	Development of Akihabara Ekimae 3-1 area
Crossfield Management Corporation	10	38.0	Development and management of Akihabara Crossfield
Harumi yontyome City Planning Design Co.	18	36.1	Investigation and planning relating to the development of the Harumi 4-chome area

Branch Network


Hokkaido Branch
Nostel Sapporo Building
7-3, Kita 1-jo Nishi, Chuo-ku, Sapporo, Hokkaido 060-0001, Japan
Tel: (011) 261-6750 Fax: (011) 261-5008
Chugoku Branch
Motomachi Cred Pasela
6-78, Motomachi, Naka-ku, Hiroshima, Hiroshima 730-0011, Japan
Tel: (082) 222-8623 Fax: (082) 222-8620
Tokai Branch
Urbannet Fushimi Building
10-20, Nishiki 1-chome, Naka-ku, Nagoya, Aichi 460-0003, Japan
Tel: (052) 232-1011 Fax: (052) 232-1012
Kansai Branch
UD Kanematsu Building
2-15, Awajimachi 4-chome, Chuo-ku, Osaka, Osaka 541-0047, Japan
Tel: (06) 6208-3939 Fax: (06) 6208-3888
Kyushu Branch
NTT-KF Building
4-38, Tenjin 2-chome, Chuo-ku, Fukuoka, Fukuoka 810-0001, Japan
Tel: (092) 731-6633 Fax: (092) 731-0978

Company Information

As of March 31, 2007

Official Name	NTT URBAN DEVELOPMENT CORPORATION
Headquarters	14-1, Sotokanda 4-chome, Chiyoda-ku, Tokyo 101-0021, Japan
Established	January 21, 1986
Paid-in Capital	¥48,760 million
Employees	552 (consolidated basis)
Branches	Tokai, Kansai, Chugoku, Kyushu, Hokkaido

Directors As of June 21, 2007

President and CEO	Masaki Mitsumura				
Senior Executive Director	Masayasu Tango				
Executive Directors	Hiroto Miyake	Seiya Wakaizumi	Kimito Muragishi	Michihiko Kaite	
Senior Directors	Nobuhiro Koga	Hideki Tokunaga	Akitoshi Ito	Takahiro Okuda	Yoshiharu Nishimura
	Hideo Osawa	Satoshi Shinoda	Kiyoshi Mita	Yasuhiro Yamamoto	
Corporate Auditors	Hikozaemon Enoki	Reiichi Nakano	Norihisa Kakuchi		
Corporate Auditors (part time)	Toshio Maegawa				

Share Information As of March 31, 2007

Common Stock	Number of authorized shares	10,500,000
	Number of issued and outstanding shares	3,291,200
Shareholders		10,412

		Number of Shares Held	Equity Position (%)
Principal Shareholders	NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT)	2,214,815	67.30
	STATE STREET BANK AND TRUST COMPANY	65,172	1.98
	The Master Trust Bank of Japan, Ltd. (Trust account)	61,553	1.87
	Japan Trustee Services Bank, Ltd. (Trust account)	44,353	1.35
	JP MORGAN CHASE BANK 380084	36,779	1.12
	CBLDN STANDARDLIFE ASSURANCE LIMITED	35,994	1.09
	MELLON BANK TREATY CLIENTS OMNIBUS	33,642	1.02
	STATE STREET BANK AND TRUST COMPANY 505103	33,453	1.02
	CMBL SA RE MUTUAL FUNDS	30,433	0.92
	JPMCB OMNIBUS US PENSION TREATY JASDEC 380052	27,207	0.83



Individuals and others (Japan)
1.9%
Financial institutions
5.8%
Securities companies
0.2%
Overseas
institutions
24.6%
Shareholder
Distribution
(Percentage
investment)
Business corporations and
other institutions (Japan)
67.6%

NTT Urban Development Co.

14-1, Sotokanda 4-chome, Chiyoda-ku, Tokyo 101-0021, Japan
Tel: +81-3-6811-6300 Fax: +81-3-5294-8500
URL: http://www.nttud.co.jp/

END

This annual report was printed in Japan on recycled paper.